As Filed with the Securities and Exchange Commission on March 11, 2004
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Blue Nile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5944	91-1963165
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

705 Fifth Avenue S, Suite 900

Seattle, Washington 98104
(206) 336-6700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mark C. Vadon

Chief Executive Officer
Blue Nile, Inc.
705 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 336-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury John M. Geschke Gordon K. Ho Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Patrick J. Schultheis Christian E. Montegut Wilson Sonsini Goodrich & Rosati Professional Corporation 5300 Carillon Point Kirkland, Washington 98033 (425) 576-5800

          Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee

Common Stock, $0.001 par value per share	$75,000,000	$9,503

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) of the Securities Act.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 11, 2004

PROSPECTUS

                           Shares

Common Stock

          This is Blue Nile, Inc.’s initial public offering. We are selling                      shares and the selling stockholders are selling                      shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

          We expect the initial public offering price to be between $       and $       per share. Currently, no public market exists for the shares. We have applied to have our common stock listed on the Nasdaq National Market under the symbol “NILE.”

          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page       of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Blue Nile, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          The underwriters may also purchase up to an additional                      shares from us, and up to an additional                      shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.	Bear, Stearns & Co. Inc.
Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

[Inside front cover artwork containing pictures of diamonds, diamond rings, jewelry and jewelry settings, the Blue Nile logo, a computer screen shot from the Blue Nile web site and descriptions under the headings “Education,” “Guidance,” “Diamonds” and “Fine Jewelry.”]

Page

Prospectus Summary	1
Risk Factors	7
Forward-Looking Statements	21
Use of Proceeds	21
Dividend Policy	21
Capitalization	22
Dilution	24
Selected Consolidated Financial Information	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	35
Management	44
Certain Transactions	57
Principal and Selling Stockholders	58
Description of Capital Stock	61
Shares Eligible for Future Sale	64
Material United States Federal Tax Considerations for Non-United States Holders	66
Underwriting	69
Legal Matters	72
Experts	72
Where You Can Find Additional Information	72
Index to Consolidated Financial Statements	F-1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4.3
EXHIBIT 10.1.1
EXHIBIT 10.1.2
EXHIBIT 10.2.1
EXHIBIT 10.2.2
EXHIBIT 10.3
EXHIBIT 10.4.1
EXHIBIT 10.4.2
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 16.1
EXHIBIT 21.1
EXHIBIT 23.1

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information.

          “Blue Nile,” “bluenile.com,” the BN logo and the Blue Nile BN stylized logo are registered trademarks of Blue Nile. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS SUMMARY

          This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus before you decide to invest in our common stock. Unless otherwise indicated, references to “Blue Nile,” the “Company,” “we,” “us” and “our” refer to Blue Nile, Inc. and our consolidated subsidiary, Blue Nile, LLC.

Blue Nile

          We are a leading online retailer of high quality diamonds and fine jewelry. We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at competitive prices. Our web site at www.bluenile.com showcases over 30,000 independently certified diamonds and more than 1,000 styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches.

          We have developed an efficient online cost structure and a unique supply solution that eliminates traditional layers of diamond wholesalers and brokers, which allows us to purchase most of our product offerings at lower prices by avoiding mark-ups imposed by those intermediaries. Our supply solution also enables us to purchase only those diamonds that our customers have ordered. As a result, we are able to minimize the costs associated with carrying diamond inventory and limit our risk of potential mark-downs.

          Consumers frequently view the purchase of diamonds or fine jewelry as a significant event, and often require substantial information and guidance before completing a purchase. Our web site and extensively trained customer service representatives improve the traditional purchasing experience by providing education and detailed product information that enable our customers to objectively compare diamonds and fine jewelry products and make informed decisions. Our web site features interactive search functionality that allows our customers to quickly find the products that meet their exact needs from our broad selection of diamonds and fine jewelry.

          Our business has grown considerably since its launch in 1999. For the year ended December 31, 2003, we reported net sales of $128.9 million, an increase of 79% from the prior year, and net income before income taxes of $11.3 million as compared to $1.6 million in the prior year.

Our Industry

          We are an online retailer in the U.S. retail jewelry industry. According to U.S. Census Bureau statistics, total U.S. retail jewelry sales were approximately $51 billion in 2001. The U.S. retail jewelry industry is highly fragmented, with approximately 95% of all retail jewelry firms operating only a single store. Forrester Research, Inc., an independent technology research company, estimates that the online jewelry and luxury goods market will grow at a 25% compound annual growth rate, from approximately $2 billion in 2003 to $6 billion in 2008. This growth, and growth in e-commerce in general, is partly a result of the increased awareness of the convenience, selection and product information available through online shopping, continued improvement in network infrastructure and payment security, and growing access to high speed Internet connections, which make online shopping increasingly efficient and attractive to consumers.

Our Value Proposition

          Our business model enables us to generate higher operating margins and returns on invested capital than many traditional jewelry retailers while providing substantial value to both our customers and suppliers.

Value to Customers

•	Detailed Information. Our web site provides convenient access to extensive and consistent product information. This information builds our customers’ confidence in their purchases and enables them to control their diamond and fine jewelry purchasing experiences.

•	Broad Selection. We offer our customers more than 30,000 independently certified high quality diamonds, over 100 styles of ring, earring and pendant settings for these diamonds and more than 1,000 styles of diamond, platinum, gold, pearl and sterling silver fine jewelry.

•	Ability to Customize. Our customers can customize their diamond jewelry purchase by selecting individual diamonds to be set in their choice of ring, earring or pendant settings.

•	Lower Pricing. We are able to offer our customers significantly lower prices than traditional jewelry retailers by eliminating numerous intermediaries in the diamond supply chain, establishing an efficient cost structure and creating incentives for our suppliers to provide us with competitive prices.

•	Knowledgeable Customer Support. Our extensively trained customer service staff is available to provide assistance to our customers throughout the purchase process. We do not compensate our staff on a commission-based system.

•	Free Shipping and 30-day Return Guarantee. We provide free shipping for all of our products and offer our customers an unconditional 30-day return policy on most products.

Value to Suppliers

•	Improved Capital Efficiency. We provide our diamond suppliers with efficient access to a nationwide customer base, which can result in increased inventory turns and improved returns on invested capital.

•	Lower Management Costs. We believe we are one of the largest purchasers of certified diamonds in the U.S. By enabling our diamond suppliers to drive significant sales volumes through a single account, we allow them to substantially reduce the costs associated with their sales operations.

•	Access to Real-time Market Intelligence. Our interactive inventory management system provides suppliers with the real-time information necessary to quickly react to shifting demand and to competitively price their inventories.

Our Growth Strategy

          Our objective is to become a leading retailer of diamonds and fine jewelry in the U.S. by offering exceptional value to our customers through supply chain efficiencies, an efficient cost structure and a high quality customer experience. Key elements of our growth strategy include:

          Increasing Blue Nile Brand Awareness. We continue to build the Blue Nile brand through our integrated and cohesive marketing strategy. We have established and are continuing to develop a brand based on trust, guidance and value.

          Focusing on the Customer Experience. We continue to refine the customer service we provide in every step of the purchase process, from our web site to our customer support and fulfillment operations. The Blue Nile customer experience is designed to empower our customers with knowledge and confidence.

          Increasing Supply Chain Efficiency. We continue to build mutually beneficial supply relationships designed to further enhance supply chain efficiencies and provide value to both our customers and suppliers.

          Continuing to Scale our Business to Enhance Profitability. We have established and continue to refine a scaleable, lower cost business model that enables us to grow with less working capital than traditional jewelry retailers.

          Expanding Product Offerings. We plan to selectively expand our jewelry offerings, in terms of both price points and product mix, through additional customized and non-customized products.

          Expanding into International Markets. We intend to selectively pursue opportunities in international markets in which we can leverage our existing infrastructure and compelling value proposition. We plan to prioritize and pursue these opportunities based on each market’s consumer spending on jewelry, adoption rate of online purchasing and competitive landscape, among other factors.

Corporate Information

          Our business was incorporated in Delaware on March 18, 1999 as RockShop.com, Inc. On May 21, 1999, we purchased certain assets of Williams & Son, Inc., a Seattle jeweler, including a web site established by that business. In June 1999, we changed our name to Internet Diamonds, Inc. In November 1999, we launched the Blue Nile brand and changed our name to Blue Nile, Inc. Our principal executive offices are located at 705 Fifth Avenue S, Suite 900, Seattle, Washington 98104, and our telephone number is (206) 336-6700. Our web site is located at www.bluenile.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by:

Blue Nile, Inc.	shares

The selling stockholders	shares ______________________________________________________

Total	shares

Common stock outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds for general corporate purposes, including working capital and capital expenditures. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	NILE

          Unless specifically stated otherwise, all information contained in this prospectus:

•	gives effect to a -for- reverse split of our common and mandatorily redeemable convertible preferred stock (convertible preferred stock) prior to the closing of this offering;

•	gives effect to the conversion of all of our outstanding convertible preferred stock into 27,300,507 shares of common stock immediately upon the closing of this offering;

•	assumes the cash exercise of warrants to purchase 15,000 shares of our common stock that will terminate if not exercised prior to the completion of this offering; and

•	assumes that the underwriters do not exercise their option to purchase up to additional shares from us and up to additional shares from the selling stockholders in this offering to cover overallotments.

          The number of shares of common stock to be outstanding after this offering excludes the following:

•	3,506,497 shares of common stock subject to outstanding options under our 1999 Equity Incentive Plan as of December 31, 2003;

•	55,810 shares of common stock issuable upon the exercise of outstanding warrants;

•	an aggregate of 660,076 shares of common stock reserved for future issuance under our 1999 Equity Incentive Plan as of December 31, 2003; and

•	an aggregate of 9,900,000 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan and 2004 Employee Stock Purchase Plan, each adopted in March 2004 and containing provisions that automatically increase their share reserves each year, as more fully described in “Management — Stock Based Plans.”

Summary Consolidated Financial Information

          The table below shows summary consolidated financial data for each of our fiscal years ended December 31, 2001, 2002 and 2003. The consolidated statements of operations data and the additional operating data for each of the three fiscal years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated balance sheet data and the pro forma basic and diluted net income per share data below reflect the automatic conversion of all of our outstanding convertible preferred stock into 27,300,507 shares of our common stock upon the closing of this offering and the issuance of 15,000 shares of common stock upon the cash exercise of outstanding warrants that will expire if not exercised prior to the closing of this offering. The pro forma as adjusted column of the consolidated balance sheet data reflects the sale of                      shares of common stock offered by us at an initial public offering price of $           per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read the following summary consolidated financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$48,674	$72,120	$128,894
Gross profit	11,123	18,153	29,420
Selling, general and administrative expenses	15,421	14,126	18,165
Restructuring charges	1,017	400	(87)

Operating income (loss)	(5,315)	3,627	11,342
Income (loss) before income taxes	(7,360)	1,627	11,330
Income tax expense (benefit)	—	—	(15,700)

Net income (loss)	$(7,360)	$1,627	$27,030

Basic net income (loss) per share	$(0.98)	$0.20	$2.80
Diluted net income (loss) per share	$(0.98)	$0.05	$0.66
Shares used in computing basic net income (loss) per share	7,538	8,341	9,669
Shares used in computing diluted net income (loss) per share	7,538	35,402	40,844
Pro forma basic net income per share			$0.73
Pro forma diluted net income per share			$0.66
Pro forma shares used in computing pro forma basic net income per share			36,985
Pro forma shares used in computing pro forma diluted net income per share			40,945
Additional Operating Data:
Net cash provided by operating activities	$4,460	$16,730	$19,816
Gross profit margin	22.9%	25.2%	22.8%
Selling, general and administrative expenses as a percentage of net sales	31.7%	19.6%	14.1%

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,383	$30,421	$
Working capital(1)	15,537	15,575
Total assets	62,305	62,343
Total long-term obligations	—	—
Mandatorily redeemable convertible preferred stock	57,485	—
Total stockholders’ equity (deficit)	(27,238)	30,285

(1)	Working capital consists of total current assets, including cash and cash equivalents, less total current liabilities.

RISK FACTORS

          You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial could negatively impact our business, results of operations or financial condition in the future. If any of such risks actually occur, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses.

          We were formed in March 1999 and have a limited operating history. As a result, it is difficult to accurately forecast our net sales and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed, and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected.

We have incurred significant operating losses in the past and may not be able to sustain profitability in the future.

          We experienced significant operating losses in each quarter from our inception in 1999 through the second quarter of 2002. As a result, our business has a limited record of profitability and may not continue to be profitable or increase in profitability. If we are unable to acquire diamonds and fine jewelry at commercially reasonable prices, if net sales decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.

          As a result of our significant operating losses in prior periods, we have accrued substantial net operating loss carryforwards. If we are unsuccessful in generating sufficient net income in future periods, these assets may expire before they are utilized.

We expect our quarterly financial results to fluctuate which may lead to volatility in our stock price.

          We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

•	demand for our products;

•	our ability to attract visitors to our web site and convert those visitors into customers;

•	our ability to retain existing customers or encourage repeat purchases;

•	our ability to manage our product mix and inventory;

•	consumer tastes and preferences for diamonds and fine jewelry;

•	our ability to manage our fulfillment operations;

•	general economic conditions;

•	advertising and other marketing costs;

•	the costs to acquire diamonds and precious metals;

•	our, or our competitors’, pricing and marketing strategies;

•	conditions or trends in the diamond and fine jewelry industry;

•	conditions or trends in the Internet and e-commerce industry; and

•	costs of expanding or enhancing our technology or web site.

          As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

As a result of seasonal fluctuations in our net sales, our quarterly results may fluctuate and could be below expectations.

          We have experienced and expect to continue to experience seasonal fluctuations in our net sales. In particular, a disproportionate amount of our net sales has been realized during the fourth quarter as a result of the December holiday season, and we expect this seasonality to continue in the future. Over 35%, 42% and 38% of our net sales in 2001, 2002 and 2003, respectively, were generated during the fourth quarter. In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including higher inventory of jewelry and additional staffing in our fulfillment and customer support operations. If we were to experience lower than expected net sales during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. We also experience considerable fluctuations in net sales in periods preceding other special annual occasions such as Valentine’s Day and Mother’s Day. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities and may cause a shortfall in net sales as compared to expenses in a given period, which would substantially harm our business and results of operations.

Our failure to acquire diamonds and fine jewelry at commercially reasonable prices would result in higher costs and lower net sales and damage our competitive position.

          If we are unable to acquire diamonds and fine jewelry at commercially reasonable prices, our costs may exceed our forecasts, our gross margins and operating results may suffer and our competitive position could be damaged. The success of our business model depends, in part, on our ability to offer prices to customers that are significantly below those of traditional jewelry retailers. A significant portion of the world’s supply of rough diamonds is controlled by a small number of diamond mining firms. As a result, any decisions made to restrict the supply of rough diamonds by these firms to our suppliers could substantially impair our ability to acquire diamonds at commercially reasonable prices, if at all. We do not currently have any direct supply relationship with these firms nor do we expect to enter into any such relationship in the foreseeable future. Our ability to acquire diamonds and fine jewelry is also substantially dependent on our relationships with various suppliers. Our inability to maintain and expand these and other future diamond and fine jewelry supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our business and results of operations.

          Suppliers and manufacturers of diamonds as well as retailers of diamonds and diamond jewelry have vertically integrated and we expect will continue to vertically integrate their operations either by developing retail channels for the products they manufacture or acquiring sources of supply, including, without limitation, diamond mining operations for the products that they sell. To the extent such vertical integration efforts are successful, some of the fragmentation in the existing diamond supply chain could be eliminated and our ability to obtain an adequate supply of diamonds and fine jewelry from multiple sources could be limited.

Purchasers of diamonds and fine jewelry may not choose to shop online, which would prevent us from increasing net sales.

          The online market for diamonds and fine jewelry is significantly less developed than the online market for books, music, toys and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract consumers who have historically purchased diamonds and fine jewelry through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our web site and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing diamonds and fine jewelry from us include:

•	concerns about buying luxury products such as diamonds and fine jewelry without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	delivery time associated with Internet orders;

•	product offerings that do not reflect consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

We may not succeed in continuing to establish the Blue Nile brand, which would prevent us from acquiring customers and increasing our net sales.

          A significant component of our business strategy is the continued establishment and promotion of the Blue Nile brand. Due to the competitive nature of the online market for diamonds and fine jewelry, if we do not continue to establish our brand and branded products, we may fail to build the critical mass of customers required to substantially increase our net sales. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. To promote our brand and branded products, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts.

          A critical component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high quality customer experience. In order to provide a high quality customer experience, we have invested and will continue to invest substantial amounts of resources in our web site development and functionality, fulfillment operations and customer service operations. Our ability to provide a high quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our suppliers, third-party carriers and networking vendors. We also rely on third parties for information, including product characteristics and availability that we present to consumers on our web site, which may, on occasion, be inaccurate. Our failure to provide our customers with high quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Blue Nile as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We face significant competition and may be unsuccessful in competing against current and future competitors.

          The retail jewelry industry is intensely competitive, and we expect competition in the sale of diamonds and fine jewelry to increase and intensify in the future. Increased competition may result in price pressure, reduced gross margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

•	independent jewelry stores;

•	retail jewelry store chains;

•	other online retailers that sell jewelry;

•	department stores, chain stores and mass retailers;

•	catalog and television shopping retailers;

•	discount superstores and wholesale clubs; and

•	online auction sites.

          Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet as well as a more convenient means of returning and exchanging purchased products.

          Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to web site systems development and exert more leverage over the supply chain for diamonds and fine jewelry than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors can duplicate many of the products, services and content we offer, which could harm our business and results of operations.

In order to increase net sales and to sustain or increase profitability, we must attract customers in a cost-effective manner.

          Our success depends on our ability to attract customers in a cost-effective manner. We have relationships with providers of online services, search engines, directories and other web sites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our web site. We rely on these relationships as significant sources of traffic to our web site. Our agreements with these providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with which we have online-advertising arrangements could provide advertising services to other online or traditional retailers, including retailers with whom we compete. As a result, these parties may be reluctant to enter into or maintain relationships with us. Without these relationships, traffic to our web site could be reduced, which would substantially harm our business and results of operations.

Our failure to meet customer expectations with respect to price would adversely affect our business and results of operations.

          Demand for our products has been highly sensitive to pricing changes. Changes in our pricing strategies have had and may continue to have a significant impact on our net sales, gross margins and net income. If we fail to meet customer expectations with respect to price in any given period, our business and results of operations would suffer.

We rely exclusively on the sale of diamonds and fine jewelry for our net sales, and demand for these products could decline.

          Luxury products, such as diamonds and fine jewelry, are discretionary purchases for consumers. The volume and dollar value of such purchases may significantly decrease during economic downturns. The success of our business depends in part on macroeconomic factors such as employment levels, salary levels, tax rates and credit availability, all of which affect consumer spending and disposable income. Any reduction in consumer spending or disposable income may affect us more significantly than companies in other industries.

          Our net sales and results of operations are highly dependent on the demand for diamonds and diamond jewelry, particularly engagement rings. Should prevailing consumer tastes for diamonds decline or customs with respect to engagement shift away from the presentation of diamond jewelry, demand for our products would decline and our business and results of operations would be substantially harmed.

          The significant cost of diamonds results in large part from their scarcity. From time to time, attempts have been made to develop and market synthetic stones and gems to compete in the market for diamonds and diamond jewelry. We expect such efforts to continue in the future. If any such efforts are successful in creating widespread demand for alternative diamond products, demand and price levels for our products would decline and our business and results of operations would be substantially harmed.

          In recent years, increasing attention has been focused on “conflict” diamonds, which are diamonds extracted from war-torn regions in Africa and sold by rebel forces to fund insurrection. Diamonds are, in some cases, also believed to be used to fund terrorist activities in some regions. Although we believe that the suppliers from whom we purchase our diamonds seek to exclude such diamonds from their inventories, we cannot independently verify whether any diamond we offer was extracted from these regions. Current efforts to increase consumer awareness of this issue and encourage legislative response could adversely affect consumer demand for diamonds.

          Our jewelry offerings must reflect the tastes and preferences of a wide range of consumers whose preferences may change regularly. Our strategy has been to offer primarily what we consider to be classic styles of fine jewelry, but there can be no assurance that these styles will continue to be popular with consumers in the future. If the styles we offer become less popular with consumers and we are not able to adjust our inventory in a timely manner, our net sales may decline or fail to meet expected levels.

The success of our business may depend on our ability to successfully expand our product offerings.

          Our ability to significantly increase our net sales and maintain and increase our profitability may depend on our ability to successfully expand our product lines beyond our current offerings. If we offer a new product category that is not accepted by consumers, the Blue Nile brand and reputation could be adversely affected, our net sales may fall short of expectations and we may incur substantial expenses that are not offset by increased net sales. Expansion of our product lines may also strain our management and operational resources.

If our fulfillment operations are interrupted for any significant period of time, our business and results of operations would be substantially harmed.

          Our success depends on our ability to successfully receive and fulfill orders and to promptly and securely deliver our products to our customers. Our inventory management, jewelry assembly, packaging, labeling and product return processes are performed in a single fulfillment center. This facility is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not currently maintain back-up power systems at our fulfillment center. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center are interrupted. We may transfer our fulfillment operations to a larger fulfillment center in the future. Any interruptions in our fulfillment center operations for any significant period of time, including interruptions resulting from the transfer to a new facility, could damage our reputation and brand and substantially harm our business and results of operations.

We may fail to successfully expand our fulfillment capabilities, which would substantially harm our business and results of operations.

          We currently provide, through a single fulfillment center, our own order fulfillment services for substantially all products we sell. If we fail to quickly and efficiently fill customer orders, our operating results may suffer. We believe that increased demand and other considerations will require us to significantly expand our fulfillment capabilities and facilities in the near future. Our need to rapidly adapt and expand our fulfillment capabilities is particularly acute during the fourth quarter. If we do not successfully expand our fulfillment capabilities to accommodate increases in demand, we may not be able to substantially increase our net sales. Our efforts at expanding our fulfillment capabilities may cause disruptions in other areas of our business which could substantially harm our business and results of operations.

We rely on our suppliers and third-party carriers as part of our fulfillment process, and these third parties may fail to adequately serve our customers.

          In general, we rely on our suppliers to promptly ship us diamonds ordered by our customers. Any failure by our suppliers to sell and ship such products to us in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party carriers to ship diamonds to us, and in some cases, directly to our customers. We also rely on third-party carriers for product shipments to our customers. We and our suppliers are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers’ abilities to provide delivery services to meet our and our suppliers’ shipping needs. Our suppliers’ and third-party carriers’ failure to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.

If we are unable to accurately manage our inventory of fine jewelry, our reputation and results of operations could suffer.

          Except for loose diamonds, substantially all of the fine jewelry we sell is from our physical inventory. Changes in consumer tastes for these products subject us to significant inventory risks. The demand for specific products can change between the time we order an item and the date we receive it. If we under-stock one or more of our products, we may not be able to obtain additional units in a timely manner on terms favorable to us, if at all, which would damage our reputation and substantially harm our business and results of operations. In addition, if demand for our products increases over time, we may be forced to increase inventory levels. If one or more of our products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, or may not be able to sell the product at all, which would substantially harm our results of operations.

We face the risk of theft of our products from inventory or during shipment.

          We may experience theft of our products while they are being held in our fulfillment center or during the course of shipment to our customers by third-party shipping carriers. We have taken steps to prevent such theft and maintain insurance to cover losses resulting from theft. However, if security measures fail, losses exceed our insurance coverage or we are not able to maintain insurance at a reasonable cost, we could incur significant losses from theft, which would substantially harm our business and results of operations.

Our failure to effectively manage the growth in our operations may prevent us from successfully expanding our business.

          We have experienced, and in the future may experience, rapid growth in operations which has placed, and could continue to place, a significant strain on our operations, services, internal controls and other managerial, operational and financial resources. To effectively manage future expansion, we will need to maintain our operational and financial systems and managerial controls and procedures, which include the following processes:

•	transaction-processing and fulfillment;

•	inventory management;

•	customer support;

•	management of multiple supplier relationships;

•	operational, financial and managerial controls;

•	reporting procedures; and

•	training, supervision, retention and management of our employees.

          If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

If the single facility where substantially all of our computer and communications hardware is located fails, our business, results of operations and financial condition would be harmed.

          Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our web site is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. Although we have developed an alternative call center, we do not presently have redundant systems in multiple locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

We rely on the services of our key personnel, any of whom would be difficult to replace.

          We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Our future success depends on our retention of key employees, including Mark Vadon, our Chief Executive Officer, on whom we rely for management of our company, development of our business strategy and management of our strategic relationships. None of our key technical, fulfillment or senior management personnel are bound by employment or noncompetition agreements, and, as a result, any of these employees could leave with little or no prior notice. In addition, other than for Mr. Vadon, we do not have “key person” life insurance policies covering any of our employees.

Failure to adequately protect our intellectual property could substantially harm our business and results of operations.

          We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our web site features and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our web site, our content and our trademarks.

          We have registered “Blue Nile,” “bluenile.com,” the BN logo and the Blue Nile BN stylized logo as trademarks in the U.S. and in certain other countries. Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Blue Nile or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

          We currently hold the bluenile.com Internet domain name and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Blue Nile in all of the countries in which we currently or intend to conduct business.

          Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. Finally, we intend to sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

          Other parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.

          We offer our customers an unconditional 30-day return policy that allows our customers to return most products if they are not satisfied for any reason. We make allowances for product returns in our financial statements based on historical return rates. Actual merchandise returns are difficult to predict and may significantly exceed our allowances. Any significant increase in merchandise returns above our allowances would substantially harm our business and results of operations.

We may be unsuccessful in expanding our operations internationally.

          To date, we have made very limited international sales, but we anticipate expanding our international sales and operations in the future either by building local versions of our web site for foreign markets or through acquisitions or alliances with third parties. Any international expansion plans we choose to undertake will require management attention and resources and may be unsuccessful. We have minimal experience in selling our products in international markets or in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We do not currently have any overseas fulfillment, distribution or server facilities or any web site content localized for foreign markets and we cannot be certain that we will be able to establish a global presence if we choose to expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand internationally may also be limited by the demand for our products and the adoption of electronic commerce in these markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business and results of operations to suffer.

          Any future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

•	the need to develop new supplier and jeweler relationships;

•	unexpected changes in international regulatory requirements and tariffs;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles from credit card companies;

•	greater difficulty in accounts receivable collection;

•	potential adverse tax consequences;

•	lack of infrastructure to adequately conduct electronic commerce transactions or fulfillment operations;

•	price controls or other restrictions on foreign currency; and

•	difficulties in obtaining export and import licenses.

Our failure to successfully expand our operations internationally may cause our business and results of operations to suffer.

We rely on our relationship with a third-party consumer credit company to offer financing for the purchase of our products.

          The purchase of the diamond and fine jewelry products we sell is a substantial expense for many of our customers. We currently rely on our relationship with a single financial institution to provide financing to our customers. If we are unable to maintain this or other similar arrangements, we may not be able to offer financing alternatives to our customers, which may reduce demand for our products and substantially harm our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

          Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate such acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Risks Related to Our Industry

If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business will be harmed.

          Our future net sales and profits are substantially dependent upon the continued use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly publicized failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brand and substantially harm our business and results of operations.

          In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulation.

          Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich web site that requires the transmission of substantial data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high speed Internet connectivity technologies.

Our net sales may be negatively affected if we are required to charge taxes on purchases.

          We do not collect or have imposed upon us sales or other taxes related to the products we sell, except for certain corporate level taxes and sales taxes with respect to purchases by customers located in the State of Washington. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

          Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the State of Washington from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Washington could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supercede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Washington. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.

Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our reported results of operations.

          We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. However, several companies recently have elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board, or FASB, has announced its support for recording expense for the fair value of stock options granted. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Under APB 25, compensation expense is recognized for the difference between the fair value of our stock on the date of grant and the exercise price. We have elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”). Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant under SFAS No. 123, our pro forma net income (loss) would have been as set forth in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

          We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may substantially harm our business and results of operations.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

          A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks, and our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a significant number of our customers authorize us to bill their credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

Interruptions to our systems that impair customer access to our web site would damage our reputation and brand and substantially harm our business and results of operations.

          The satisfactory performance, reliability and availability of our web site, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruption that results in the unavailability of our web site or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. Although we have not experienced any material disruption in our services to date, we may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, software errors or an overwhelming number of visitors trying to reach our web site during periods of strong seasonal demand or promotions. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.

Our failure to address risks associated with credit card fraud could damage our reputation and brand and may cause our business and results of operations to suffer.

          Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

Our failure to rapidly respond to technological change could result in our services or systems becoming obsolete and substantially harm our business and results of operations.

          As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our web site, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. Our failure to do so would substantially harm our business and results of operations.

Risks Related to this Offering

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.

          The market price for our common stock will vary from the initial public offering price after trading commences. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our products and services, our competitors or electronic commerce in general;

•	additions or departures of key personnel;

•	fluctuations in the costs of acquiring diamonds and precious metals;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies and specialty retailers in particular.

          The trading prices of Internet-related companies and electronic commerce companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could substantially harm our business and results of operations.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

          Prior to this offering, there has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

          The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future sales of our common stock could lower the market price of our common stock.

          After this offering, we will have                    shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options and warrants, other than 15,000 shares of common stock issued upon the cash exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering. Of these shares, the shares being offered in this offering will be freely tradable under federal and state securities laws. Each of our officers and directors and existing holders of substantially all of our securities have entered into the lock-up agreements described in “Underwriting.”

          All but                     of the                    shares of our common stock that are not being sold in this offering will be eligible for sale in the public market 180 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the 3,506,497 shares issuable upon exercise of options to purchase our common stock outstanding as of December 31, 2003, approximately                    shares will be vested and eligible for sale upon exercise 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering see “Shares Eligible for Future Sale.”

          A number of our current security holders hold registration rights relating to our common stock. If we propose to register any of our securities under the Securities Act either for our own account or for the accounts of other security holders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use that form.

          In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions and in follow-on offerings to raise additional capital. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.

New stockholders will incur substantial and immediate dilution as a result of this offering.

          The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

Our executive officers, directors and entities affiliated with them will own approximately           % of our common stock after this offering, which may delay or prevent an acquisition.

          Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders will, in the aggregate, beneficially own approximately           % of our outstanding common stock following the completion of this offering.

Our management’s broad discretion in the use of proceeds from this offering may result in application of the net proceeds in a manner not favored by investors.

          Presently, we intend to use the proceeds from our sale of common stock in this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds to expand our business through strategic alliances and acquisitions. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. As a result, investors in this offering will be relying on management’s judgment with only limited information about its specific intentions regarding the use of proceeds.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

          Our restated certificate of incorporation and amended and restated bylaws include several provisions that may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by:

•	authorizing the issuance of up to 5,000,000 shares of preferred stock with terms and conditions set by our board of directors as a means to discourage a third-party from attempting to acquire a majority of our outstanding voting stock;

•	providing a classified board of directors with staggered, three-year terms, which generally increases the time required for stockholders to change the composition of our board of directors; and

•	limiting the persons who may call special meetings of the stockholders.

          In addition to these provisions and several other provisions of our restated certificate of incorporation and amended and restated bylaws that may deter an unsolicited offer to acquire us, Section 203 of the General Corporation Law of Delaware prohibits us from engaging in a transaction involving a sale of assets, merger or consolidation of our company with an “interested stockholder,” as defined under Section 203, of our company for a period of three years following the date of the transaction in which the stockholder became an “interested stockholder” unless the transaction is approved in a prescribed manner.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

          At an assumed public offering price of $          per share, we will receive $          million from our sale of                    shares of common stock in this offering, after deducting estimated offering expenses of approximately $                    million and the underwriting discount. At an assumed public offering price of $          per share, the selling stockholders will receive $                    million from their sale of shares of our common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their over allotment option in full, we will receive an additional $                    million and the selling stockholders will receive an additional $                    million in net proceeds at a public offering price of $          per share.

          The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us with flexibility in the future, including the flexibility to acquire additional businesses, products or technologies either with the net proceeds from this offering or through the publicly traded common stock we create through this offering. We have no present intention to acquire any such businesses, products or technologies. We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities.

          Management’s plans for the proceeds of this offering are subject to change due to unforeseen opportunities. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

          We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

          The following table sets forth our capitalization and our cash and cash equivalents as of December 31, 2003 on:

•	an actual basis;

•	a pro forma basis to reflect (i) the automatic conversion of our outstanding shares of convertible preferred stock into 27,300,507 shares of our common stock upon the closing of this offering and (ii) the issuance of 15,000 shares of common stock upon the cash exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering, for $37,500 in cash proceeds; and

•	a pro forma as adjusted basis to give effect to the sale of shares of common stock by us in this offering after deducting the underwriting discount and estimated offering expenses payable by us.

          If the holders referred to above exercise their warrants on a cashless basis based on an assumed initial public offering price of $          per share, we will issue an aggregate of                    shares of common stock and our cash and cash equivalents will be reduced by $                    on a pro forma and pro forma as adjusted basis.

          You should read this table in conjunction with our consolidated financial statements and the related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except par value data)
Cash and cash equivalents	$30,383	$30,421	$
Total long-term obligations	—	—
Mandatorily redeemable convertible preferred stock, $0.001 par value; 25,856 shares authorized, 25,000 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	57,485	—
Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding (actual); 5,000 shares authorized, no shares issued or outstanding (pro forma and pro forma as adjusted)	—	—
Common stock, $0.001 par value; 48,000 shares authorized, 10,945 shares issued and outstanding (actual); 300,000 shares authorized, shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	13	40
Additional paid-in capital	3,541	61,037
Deferred compensation	(698)	(698)
Accumulated deficit	(29,458)	(29,458)
Treasury stock, at cost; 1,874 shares outstanding	(636)	(636)

Total stockholders’ equity (deficit)	(27,238)	30,285

Total capitalization	$60,630	$60,706	$

          This table excludes the following shares:

•	3,506,497 shares of common stock subject to outstanding options under our 1999 Equity Incentive Plan;

•	55,810 shares of common stock issuable upon the exercise of outstanding warrants;

•	an aggregate of 660,076 shares of common stock reserved for future issuance under our 1999 Equity Incentive Plan; and

•	an aggregate of 9,990,000 shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan and 2004 Employee Stock Purchase Plan, each adopted in March 2004 and containing provisions that automatically increase their share reserves each year, as more fully described in “Management — Stock Based Plans.”

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering. The pro forma net tangible book value attributable to our common stock as of December 31, 2003 was $                    million, or $                    per share. Our pro forma net tangible book value assumes the automatic conversion of our outstanding shares of convertible preferred stock into 27,300,507 shares of our common stock immediately upon the closing of this offering and the cash exercise of warrants to purchase 15,000 shares of our common stock that will expire if not exercised prior to the closing of this offering.

          Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the pro forma net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of common stock by us in this offering at an initial public offering price of $           per share and after deducting the estimated underwriting discount and offering expenses payable by us, the adjusted pro forma net tangible book value attributable to our common stock as of December 31, 2003 would have been approximately $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $          per share to the holders of our existing common stock and an immediate dilution of $          per share to new investors purchasing shares of common stock at the initial public offering price.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$
Increase per share attributable to new investors

Adjusted net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

          The following table sets forth, as of December 31, 2003, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $          per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		%	$	%

          If the underwriters’ overallotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new public investors will increase to or approximately % of the total number of shares of our common stock outstanding after this offering.

          The foregoing discussion and tables assume no exercise of the warrants to purchase 55,810 shares of common stock at a weighted average exercise price of $2.02 per share outstanding as of December 31, 2003 or stock options to purchase 3,506,497 shares of common stock under our 1999 Equity Incentive Plan at a weighted average exercise price of $0.99 per share outstanding as of December 31, 2003. To the extent that any warrants or options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution. See “Management — Stock Based Plans — 1999 Equity Incentive Plan.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The table below shows selected consolidated financial data for the period from our inception through December 31, 1999 and each of our fiscal years ended December 31, 2000, 2001, 2002 and 2003. The consolidated statements of operations data and the additional operating data for each of the fiscal years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2001 is derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the period from our inception through December 31, 1999 and for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from unaudited consolidated financial statements not included in this prospectus.

          You should read the following selected consolidated financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results. The pro forma basic and diluted net income per share data reflect the conversion of all outstanding convertible preferred stock into common stock immediately upon the closing of this offering and the issuance of 15,000 shares of common stock upon the cash exercise of outstanding warrants that will expire if not exercised prior to the closing of this offering. See Note 11 of the related notes to our consolidated financial statements for the calculation of weighted average shares outstanding used in computing pro forma basic and diluted net income per share.

          The pro forma consolidated balance sheet data below reflects the automatic conversion of all of our outstanding shares of convertible preferred stock into 27,300,507 shares of our common stock upon the closing of this offering and the issuance of 15,000 shares of our common stock upon the cash exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering. The pro forma consolidated balance sheet data does not give effect to the net proceeds to be received by us in this offering.

	Period from
	March 18,
	1999
	(inception)
	through	Year Ended December 31,
	December 31,
	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$14,010	$44,232	$48,674	$72,120	$128,894
Gross profit	1,070	6,745	11,123	18,153	29,420
Selling, general and administrative expenses	16,557	41,808	15,421	14,126	18,165
Restructuring charges	—	—	1,017	400	(87)

Operating income (loss)	(15,487)	(35,063)	(5,315)	3,627	11,342
Income (loss) before income taxes	(15,174)	(35,581)	(7,360)	1,627	11,330
Income tax expense (benefit)	—	—	—	—	(15,700)

Net income (loss)	$(15,174)	$(35,581)	$(7,360)	$1,627	$27,030

	Period from
	March 18,
	1999
	(inception)
	through	Year Ended December 31,
	December 31,
	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Basic net income (loss) per share	$(6.24)	$(6.14)	$(0.98)	$0.20	$2.80
Diluted net income (loss) per share	$(6.24)	$(6.14)	$(0.98)	$0.05	$0.66
Shares used in computing basic net income (loss) per share	2,433	5,792	7,538	8,341	9,669
Shares used in computing diluted net income (loss) per share	2,433	5,792	7,538	35,402	40,844
Pro forma basic net income per share					$0.73
Pro forma diluted net income per share					$0.66
Pro forma shares used in computing pro forma basic net income per share					36,985
Pro forma shares used in computing pro forma diluted net income per share					40,945
Additional Operating Data:
Net cash provided by operating activities	$(19,374)	$(36,047)	$4,460	$16,730	$19,816
Gross profit margin	7.6%	15.2%	22.9%	25.2%	22.8%
Selling, general and administrative expenses as a percentage of net sales	118.2%	94.5%	31.7%	19.6%	14.1%

						Pro Forma
	As of December 31,					as of
						December 31,
	1999	2000	2001	2002	2003	2003

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,748	$12,142	$16,298	$22,597	$30,383	$30,421
Accounts receivable	307	599	71	402	843	843
Inventories	6,933	14,049	6,619	5,181	10,204	10,204
Accounts payable	5,449	4,084	5,253	15,791	26,288	26,288
Working capital(1)	18,729	14,372	9,010	1,779	15,537	15,575
Total assets	29,576	34,056	26,545	30,914	62,305	62,343
Total long-term obligations	1,356	16,361	10,778	1,075	—	—
Mandatorily redeemable convertible preferred stock	35,493	50,570	57,215	57,215	57,485	—
Total stockholders’ equity (deficit)	(14,390)	(48,723)	(56,199)	(54,560)	(27,238)	30,285

(1)	Working capital consists of total current assets, including cash and cash equivalents, less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

          We are a leading online retailer of high quality diamonds and fine jewelry. We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at competitive prices. Our web site at www.bluenile.com showcases over 30,000 independently certified diamonds and more than 1,000 styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches.

          Our business model enables us to eliminate much of the cost associated with carrying diamond inventory. We generally do not hold in our inventory the diamonds we offer for sale until we receive a customer order. With limited exceptions, the diamonds we display are owned by our suppliers. Upon receipt of a customer order for a specific diamond, we purchase that diamond from our supplier, who generally ships it to us in one business day. We take title to the diamond at the time of its shipment from our supplier. Unlike diamonds, we typically take rings, wedding bands, earrings, necklaces, pendants, bracelets and watches into inventory before they are ordered by our customers.

          A principal component of our value proposition is providing a high quality customer experience. We measure success based on our financial results as well as various non-financial measures, including customer feedback and customer satisfaction ratings compiled by third parties. We believe that maintaining high overall customer satisfaction is critical to our ongoing efforts to promote the Blue Nile brand and increase our net sales and net income.

          We were incorporated in Delaware on March 18, 1999 as RockShop.com, Inc. On May 21, 1999, we purchased certain assets of Williams & Son, Inc., a Seattle jeweler, including a web site established by that business. In June 1999, we changed our name to Internet Diamonds, Inc. In November 1999, we launched the Blue Nile brand and changed our name to Blue Nile, Inc. Since inception, we have focused on increasing brand awareness, providing a quality customer experience, improving supply chain efficiency, scaling our business to enhance profitability and expanding our product offerings.

Critical Accounting Policies

          The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

          We recognize revenue and the related gross profit on the date on which we estimate that the customer has received the product. We require payment prior to shipment, so any payments received prior to the customer receipt date are recorded as a deposit. We utilize our freight vendors’ tracking information to determine when delivery has occurred, which is typically within one to six days after shipment. We reduce revenue by a provision for returns, which is based on our historical product return rates.

Fraud Reserve

          A significant portion of our sales is paid by credit card. Although we have measures in place to detect and prevent credit card fraud, we have exposure to losses from fraudulent charges. We record a reserve for fraud losses based on our historical rate of such losses, which has been minimal.

Income Taxes

          We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We believe that all net deferred tax assets shown on our balance sheet are more likely than not to be realized in the future and no valuation allowance is necessary. In the event that actual results differ from those estimates or we adjust those estimates in future periods, we may need to record a valuation allowance, which will impact deferred tax assets and the results of operations in the period the change is made.

Stock-based Compensation

          We account for our employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We amortize stock-based compensation using the straight-line method over the vesting period of the related options, which is generally four years.

          We have recorded deferred stock-based compensation representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes. We determined the deemed fair value of our common stock based upon several factors, including the market capitalization of similar retailers and the expected valuation we would obtain in an initial public offering. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, different amounts of stock-based compensation could have been reported.

          Pro forma information regarding net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 1 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

Results of Operations

          The following table presents our historical operating results for the periods indicated as a percentage of net sales:

	Year Ended December 31,

	2001	2002	2003

Net sales	100.0%	100.0%	100.0%
Gross profit	22.9	25.2	22.8
Selling, general and administrative expenses	31.7	19.6	14.1
Restructuring charges	2.1	0.6	(0.1)

Operating income (loss)	(10.9)	5.0	8.8
Other income (expense), net	(4.2)	(2.7)	0.0

Income (loss) before income taxes	(15.1)	2.3	8.8
Income tax expense (benefit)	0.0	0.0	(12.2)

Net income (loss)	(15.1)%	2.3%	21.0%

          The following describes certain line items set forth in our consolidated statement of operations:

          Net Sales. Substantially all of our net sales consist of diamonds and fine jewelry sold via the Internet, net of estimated returns. Historically, net sales have been higher in the fourth quarter as a result of higher consumer spending during the December holiday season. We expect this seasonal trend to continue in the foreseeable future. We also generate net sales from upgrades to our free standard shipping.

          Gross Profit. Our gross profit consists of net sales less the cost of sales. Our cost of sales consists of the cost of diamonds and jewelry products sold to customers, inbound and outbound shipping costs, insurance on shipments and the costs incurred to set diamonds into ring, earring and pendant settings, including labor and related facilities costs. Our gross profit has fluctuated historically based primarily on our product acquisition costs, product mix and pricing decisions.

          Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of payroll and related benefit costs for our employees, and marketing costs. These expenses also include credit card fees and certain facilities, fulfillment, customer service, technology and depreciation expenses, as well as professional fees and other general corporate expenses.

          As of December 31, 2003, we had an aggregate of $698,000 of unamortized deferred stock-based compensation relating to certain stock option grants. These options are considered compensatory because the deemed fair value of our stock on the grant date for financial reporting purposes is greater than the exercise price of the options. We amortize deferred stock-based compensation over the vesting period of the related options, which is generally four years. Substantially all of these expenses are included in selling, general and administrative costs. Assuming these options fully vest, we will recognize amortization of deferred stock-based compensation from these options of $190,000, $188,000, $187,000 and $133,000 in 2004, 2005, 2006 and 2007, respectively.

          Income Taxes. In 2003, we recognized an income tax benefit of $15.7 million due to the release of our valuation allowance relating primarily to our net operating loss carryforwards. Prior to 2003, we recorded no provision for federal and state income taxes since inception. Our aggregate net operating loss carryforwards for federal income tax purposes were approximately $37.7 million at December 31, 2003. These net operating loss carryforwards expire periodically between 2019 and 2021, although we expect to utilize all loss carryforwards in advance of their expiration dates. We expect to recognize expense related to provision for income taxes in future periods.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net Sales

          Net sales increased 78.7% to $128.9 million in 2003 from $72.1 million in 2002. This increase resulted primarily from the growth of our customer base in our core diamond engagement business. The increase in net sales also resulted from an increase in the number of repeat orders from our existing customer base and an increase in the number of selections in our customized diamond jewelry and non-customized jewelry product categories.

Gross Profit

          Gross profit increased 62.1% to $29.4 million in 2003 from $18.2 million in 2002. The increase in gross profit in 2003 primarily resulted from increases in sales volume and relative decreases in product acquisition costs relating to diamonds, partially offset by retail price reductions we instituted beginning in the second quarter of 2003 as part of our strategy to stimulate growth in net sales and optimize aggregate gross profits. Gross profit as a percentage of net sales was 22.8% and 25.2% in 2003 and 2002, respectively. The decrease in gross profit as a percentage of net sales resulted primarily from the retail price reductions we instituted. Additionally, our gross profit as a percentage of net sales was negatively impacted in 2003 by increases in product acquisition costs related to precious metals, particularly gold and platinum that we did not fully pass on to our customers. We expect that gross profit will fluctuate in the future based primarily on changes in product acquisition costs, product mix and pricing decisions.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses increased 28.6% to $18.2 million in 2003 from $14.1 million in 2002. The increase in selling, general and administrative expenses in 2003 was due primarily to an increase in marketing costs, higher credit card processing fees based on increased volume and higher payroll and payroll related expenses resulting from the addition of new employees. As a percentage of net sales, these expenses were 14.1% and 19.6% in 2003 and 2002, respectively. The decrease in selling, general and administrative expenses as a percent of net sales in 2003 resulted primarily from our ability to leverage our fixed cost base. During 2003, we recorded deferred compensation of approximately $744,000, of which approximately $46,000 was amortized as stock compensation expense in 2003. There was no corresponding expense in 2002.

          We expect selling, general and administrative expenses to increase in absolute dollars in future periods as a result of expansion of our marketing efforts to drive increases in net sales, growth in our fulfillment capacity, increases in credit card processing fees and other variable expenses, and increases in administrative costs related to becoming a public reporting company.

Restructuring Charges

          We recorded a restructuring benefit of approximately $87,000 in 2003 as compared to a restructuring charge of approximately $400,000 in 2002 in relation to a leased facility that we no longer occupied. As of December 31, 2003, the remaining liability related to this facility was $0.

Other Expense, Net

          Other expense, net primarily consists of interest expense and interest income. Other expense, net was approximately $12,000 in 2003 as compared to $2.0 million in 2002. The decrease in other expense, net was primarily attributable to a reduction in interest expense resulting from the repayment of the outstanding balances on our notes payable and capital lease obligations in early 2003, compared to a full year of interest expense in 2002 on outstanding balances on our notes payable and capital lease obligations.

Income Taxes

          In 2003, we recognized an income tax benefit of $15.7 million due to the release of our valuation allowance relating primarily to our net operating loss carryforwards. Prior to 2003, our financial statements reflected a valuation allowance against the deferred tax asset, and we did not recognize any income tax benefit related to the unutilized net operating loss carryforwards. In 2003, we concluded that a valuation allowance was no longer necessary based on the determination that it was more likely than not that our net operating loss carryforwards will be utilized in the future. As a result, we reversed the existing valuation allowance of $19.7 million in the fourth quarter of 2003. We expect that in future periods we will recognize expense related to provision for income taxes at the federal statutory rate.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Net Sales

          Net sales increased 48.2% to $72.1 million in 2002 from $48.7 million in 2001. This increase resulted primarily from the growth of our customer base in our core diamond engagement business. The increase in net sales also resulted from an increase in the number of repeat orders from our existing customer base and an increase in the number of selections in our customized diamond jewelry and non-customized jewelry product categories. In 2002, we undertook numerous efforts designed to increase net sales, including enhancing our web site features and functionality, expanding our offerings of lower price point merchandise to encourage purchases by first time buyers and reducing retail prices on diamonds.

Gross Profit

          Gross profit increased 63.2% to $18.2 million in 2002 from $11.1 million in 2001. The increase in gross profit in 2002 was primarily attributable to increases in net sales and relative decreases in product acquisition costs. Gross profit as a percentage of net sales was 25.2% and 22.9% in 2002 and 2001, respectively. The increase in gross profit as a percentage of net sales in 2002 resulted primarily from decreases in product acquisition costs related to diamonds and fine jewelry, pricing decisions and product mix.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses decreased 8.4% to $14.1 million in 2002 from $15.4 million in 2001. The decrease in selling, general and administrative expenses in 2002 was primarily attributable to lower marketing costs resulting from lower pricing for our online advertising, partially offset by an increase in credit card processing fees of approximately $387,000 due to higher sales volumes. Selling, general and administrative expenses as a percentage of net sales were 19.6% and 31.7% in 2002 and 2001, respectively. The decrease in selling, general and administrative expenses as a percentage of net sales is primarily attributable to the decrease in overall selling, general and administrative expenses and our ability to leverage our fixed cost base.

Restructuring Charges

          In 2001, we recorded a restructuring charge of $1.0 million related to two leased facilities that we no longer occupied and the write-off of leasehold improvements at these facilities. In 2002, we recorded an additional restructuring charge of approximately $400,000 for the decrease in estimated sublease income at one of the facilities.

Other Expense, Net

          Other expense, net was $2.0 million in 2002 and 2001. Our interest expense decreased slightly in 2002 as a result of declining outstanding balances on our notes payable and capital lease obligations.

Income Taxes

          In 2002 and 2001, we had net operating loss carryforwards of $50.3 million and $52.4 million, respectively, for federal income tax purposes. For years 2002 and 2001, the related net deferred tax asset was fully reduced by a valuation allowance. This valuation allowance was deemed appropriate due to available evidence indicating that some or all of the deferred tax asset would not be realized in future years.

Quarterly Operations Data

          The following tables set forth quarterly consolidated statements of operations data for the eight quarters ended December 31, 2003, including amounts expressed as a percentage of net sales. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(In thousands)
Net sales	$11,592	$14,813	$15,404	$30,311	$24,628	$27,254	$27,457	$49,555
Gross profit	2,960	3,600	3,852	7,741	6,153	6,107	6,071	11,089
Selling, general and administrative expenses	3,042	3,288	3,224	4,572	4,317	3,890	3,922	6,036
Restructuring charges	—	400	—	—	—	—	—	(87)

Operating income (loss)	(82)	(88)	628	3,169	1,836	2,217	2,149	5,140
Other income (expense), net	(504)	(481)	(503)	(512)	(145)	26	39	68

Income (loss) before income taxes	(586)	(569)	125	2,657	1,691	2,243	2,188	5,208
Income tax expense (benefit)	—	—	—	—	—	—	—	(15,700)

Net income (loss)	$(586)	$(569)	$125	$2,657	$1,691	$2,243	$2,188	$20,908

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002	2003	2003	2003	2003

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	25.5	24.3	25.0	25.5	25.0	22.4	22.1	22.4
Selling, general and administrative expenses	26.2	22.2	20.9	15.1	17.5	14.3	14.3	12.2
Restructuring charges	—	2.7	—	—	—	—	—	(0.2)

Operating income (loss)	(0.7)	(0.6)	4.1	10.5	7.5	8.1	7.8	10.4
Other income (expense), net	(4.4)	(3.2)	(3.3)	(1.7)	(0.6)	0.1	0.1	0.1

Income (loss) before income taxes	(5.1)	(3.8)	0.8	8.8	6.9	8.2	8.0	10.5
Income tax expense (benefit)	—	—	—	—	—	—	—	(31.7)

Net income (loss)	(5.1)%	(3.8)%	0.8%	8.8%	6.9%	8.2%	8.0%	42.2%

          The increases in our net sales for the quarters ended December 31, 2002 and 2003 are attributable to our overall growth as well as the seasonality of our business related to the December holiday season. Our selling, general and administrative expenses are also seasonal as we increase our inventory and staffing in anticipation of increased sales activity. The overall growth of our net sales over the periods presented may obscure the seasonality of our overall results and cause quarter to quarter and year to year comparisons of our operating results to not be meaningful. The decrease in our gross profit as a percentage of net sales beginning in the second quarter of 2003 resulted primarily from retail price reductions we instituted as part of our strategy to stimulate growth in net sales and optimize aggregate gross profit.

Liquidity and Capital Resources

          Since inception, we have funded our operations through the sale of equity securities, subordinated indebtedness, credit facilities, capital lease obligations and cash generated from operations. The significant components of our working capital are inventory and liquid assets such as cash and trade accounts receivable, reduced by accounts payable and accrued expenses. Our business model contains beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.

          As of December 31, 2003, we had working capital of $15.5 million, including cash and cash equivalents of $30.4 million, partially offset by accounts payable of $26.3 million. In the first half of 2003, we paid off the outstanding balances on our notes payable and capital lease obligations. As of December 31, 2003, we had no long-term debt or capital lease obligations. Due to the seasonal nature of our business, cash and cash equivalents, inventory and accounts payable are generally higher in the fourth quarter, resulting in fluctuations in our working capital.

          Net cash provided by operating activities was $19.8 million, $16.7 million and $4.5 million in 2003, 2002 and 2001, respectively. The increase in cash provided by operating activities in 2003 as compared to 2002 was primarily due to an increase in net income, which was partially offset by an increase in inventory balances resulting from a seasonal increase in inventory of settings and non-customized jewelry and accessories in the fourth quarter of 2003. The increase in cash provided by operating activities in 2002 as compared to 2001 was primarily due to an increase in net income and changes in our working capital resulting from an extension of vendor payment terms.

          Net cash used in investing activities was $3.5 million and $1.0 million in 2003 and 2002, respectively, and was primarily related to capital expenditures for our technology system infrastructure, including software. In 2003, we utilized $1.3 million to undertake certain leasehold improvements for our new corporate office under a lease that began in August 2003. Net cash provided by investing activities was $1.1 million in 2001 resulting from sales of marketable securities of $2.3 million, partially offset by capital expenditures of $1.2 million. In 2001, we utilized approximately $361,000 to undertake certain leasehold improvements for our fulfillment center that we occupied beginning in October 2001.

          Net cash used in financing activities was $8.5 million, $9.4 million and $1.4 million in 2003, 2002 and 2001, respectively, and primarily related to payments on the remaining balances on our notes payable and capital lease obligations. In 2001, net cash used in financing activities also included repayment of the balance of a working capital line of credit that was terminated in November 2002, partially offset by net proceeds of $6.6 million from the sale of our Series E convertible preferred stock in June 2001.

          We have no material commitments outside the ordinary course of business except for our non-cancelable operating leases. The following table summarizes our operating leases as of December 31, 2003 (in thousands).

Operating
Leases

2004	$412
2005	373
2006	361
2007	269
2008	263
Thereafter	601

Total lease payments	$2,279

          We believe that our available cash and cash flows from operations, together with the proceeds from this offering, will be sufficient to finance our operations and planned growth for the foreseeable future. Our future capital requirements will depend on many factors, including the level of our net sales, the expansion of our sales and marketing activities, the cost of our fulfillment operations and continued market acceptance of our products. We could be required, or could elect, to seek additional funding through a public or private equity or debt financing in the future, and this financing may not be available on terms acceptable to us, or at all.

Impact of Inflation

          The effect of inflation and changing prices on our operations was not significant during the periods presented.

Quantitative and Qualitative Disclosures of Market Risk

          The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high quality, interest bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. We do not believe that a 10% change in interest rates would have a significant impact on our interest income.

BUSINESS

Overview

          We are a leading online retailer of high quality diamonds and fine jewelry. We have built a well respected consumer brand by employing an informative sales process that empowers our customers while offering a broad selection of high quality jewelry at competitive prices. Our web site at www.bluenile.com showcases over 30,000 independently certified diamonds and more than 1,000 styles of fine jewelry, including rings, wedding bands, earrings, necklaces, pendants, bracelets and watches.

          We have developed an efficient online cost structure and a unique supply solution that eliminates traditional layers of diamond wholesalers and brokers, which allows us to purchase most of our product offerings at lower prices by avoiding mark-ups imposed by those intermediaries. Our supply solution enables us to purchase only those diamonds that our customers have ordered. As a result, we are able to minimize the costs associated with carrying diamond inventory and limit our risk of potential mark-downs.

          The significant costs of diamonds and fine jewelry lead consumers to require substantial information and trusted guidance throughout their purchasing process. Our web site and extensively trained customer service representatives improve the traditional purchasing experience by providing education and detailed product information that enable our customers to objectively compare diamonds and fine jewelry products and make informed decisions. Our web site features interactive search functionality that allows our customers to quickly find the products that meet their exact needs from our broad selection of diamonds and fine jewelry.

          Our business has grown considerably since its launch in 1999. For the year ended December 31, 2003, we reported net sales of $128.9 million, an increase of 79% from the prior year, and net income before income taxes of $11.3 million as compared to $1.6 million in the prior year.

Industry Background

The Internet and Online Commerce

          The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping and has provided companies with new opportunities to remove intermediaries from the traditional retail supply chain. According to U.S. eCommerce Overview: 2003 to 2008, Forrester Research, Inc., July 25, 2003, online purchases by U.S. consumers are expected to continue to grow from an estimated $96 billion in 2003 to approximately $230 billion by 2008. This growth is partly a result of the increased awareness of the convenience, selection and product information available through online shopping, continued improvement in network infrastructure and payment security, and growing access to high speed Internet connections that make online shopping increasingly efficient and attractive to consumers.

          The Internet provides a number of distinct advantages to online retailers, including the lower cost of managing and maintaining a web site as opposed to physical storefronts, the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central location, and the potential for personalized low-cost customer interaction. Online retailers can quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. In addition, online retailers generally do not incur the significant printing and mailing costs of catalog marketing and can more easily compile demographic and behavioral data about their customers that increase opportunities for direct marketing and personalized services.

The Diamond and Jewelry Industry

          According to U.S. Census Bureau statistics, 2001 total U.S. retail jewelry sales were approximately $51 billion. Diamonds and diamond jewelry represent a substantial portion of the U.S. retail jewelry market. According to the Jewelers of America 2003 Cost of Doing Business Survey, diamonds and diamond jewelry make up approximately 47% of jewelry sales. Forrester Research estimates that online jewelry and luxury goods sales will grow at a 25% compound annual growth rate from approximately $2 billion in 2003 to $6 billion in 2008.

The Diamond Jewelry Supply Chain

          As illustrated above, the production of diamond jewelry begins with diamond mining and involves multiple intermediaries over a period of up to two years before the product is sold to the end consumer. There is significant concentration at the earliest stage of the diamond jewelry supply chain, with a small number of diamond mining firms responsible for a substantial portion of the world’s diamond mining output. At each successive stage in the diamond jewelry supply chain, the chain becomes increasingly fragmented and cost is added to the product.

          The fragmentation of the jewelry supply chain is most pronounced at the retail level. According to U.S. Census Bureau statistics, jewelry was sold at 126,364 physical locations in the United States in 1997, including over 28,000 locations classified as jewelry stores. Approximately 95% of all retail jewelry firms operate only a single store. In order to supply this fragmented market, there are often several layers of wholesaling that increase retail prices, often with little or no added value.

          Consumers frequently view the purchase of diamonds or fine jewelry as a significant event, and often require substantial information and guidance before completing a purchase. Many of these consumers find the traditional retail jewelry purchasing experience stressful for a number of reasons, including:

•	Emotional Significance. Many purchases of diamonds and fine jewelry are made for presentation during a significant emotional event or occasion such as an engagement, marriage, birthday or anniversary.

•	Significant Cost. The cost of an item of fine jewelry often represents a significant portion of the purchaser’s disposable income.

•	Uncertainty Regarding Pricing. Consumers are frequently skeptical as to whether the listed retail price of a diamond or fine jewelry product is fair, but lack sufficient information to evaluate its fairness or effectively negotiate a better price.

•	Lack of Comparability. Consumers often lack the ability to compare a wide selection of jewelry items, and diamonds in particular, against a set of objective criteria provided by an independent third-party evaluator.

•	Limited Selection. The limited selection of jewelry at a typical retail store requires consumers to visit multiple stores during limited hours or settle for less desired products.

•	High Pressure Environment. Consumers frequently feel pressured towards a purchase by commission-based sales personnel.

•	Limited Ability to Control the Buying Experience. Consumers are frequently limited to the time and information provided to them by in-store sales personnel who may be trying to serve multiple customers simultaneously.

Blue Nile’s Value Proposition

          We have developed an innovative, efficient business model that we believe enables us to achieve higher operating margins and returns on invested capital than many traditional jewelry retailers, while providing our customers with fine jewelry at exceptional values. As an online retailer, we do not incur most of the costs associated with operating brick and mortar retail stores. We have also created efficiencies in our supply chain through our supplier relationships, which eliminate multiple intermediaries from the traditional supply chain, including many jewelry manufacturers and several layers of diamond and jewelry wholesalers. This allows us to purchase diamonds at lower prices by eliminating the mark-ups typically imposed by these intermediaries. Our business model also avoiding much of the cost associated with carrying diamond inventory and minimizes the risk of potential inventory mark-downs. Unlike most other diamond retailers, we do not hold the diamonds we offer for sale in inventory until we receive customer orders. With limited exceptions, most of the diamonds we display are owned by our suppliers. Upon receipt of a customer order for a specific diamond, we purchase that diamond from our supplier, who generally ships it to us in one business day.

          We are also capitalizing on a compelling market opportunity by enhancing the retail shopping experience and further establishing our well-known and trusted consumer brand in the diamond and fine jewelry market. We believe that consumers’ increasing comfort with purchasing higher priced goods online, combined with the availability of certified third-party diamond grading based on objective criteria, is making the Internet an attractive channel for the dynamic display of these products. We believe the Internet’s information-rich, interactive nature will attract a growing number of consumers seeking more personalized and informed purchasing experiences for diamonds and fine jewelry.

          This compelling model provides substantial value to both our customers and suppliers, including the following:

Value to Customers

•	Detailed Information. We provide convenient access to extensive and consistent product information through our web site. We use this information to educate our customers on the general characteristics of diamonds and fine jewelry and the specific attributes of the items they are viewing. On average, our customers view over 200 pages of our web site prior to purchasing a diamond engagement ring. This educational process builds our customers’ confidence in their purchases and empowers them to control their online purchasing experiences.

•	Broad Selection. We offer our customers more than 30,000 independently certified high quality diamonds, which can be set in over 100 styles of ring, earring and pendant settings. In addition, we offer more than 1,000 styles of fine jewelry. Our interactive search functionality allows our customers to efficiently sort through this broad selection.

•	Ability to Customize. Our customers can customize their diamond jewelry purchases by selecting individual diamonds to be set in their choice of ring, earring or pendant settings.

•	Lower Pricing. We are able to offer our customers significantly lower prices than traditional jewelry retailers by eliminating numerous intermediaries in the diamond supply chain, establishing an efficient cost structure and creating incentives for our suppliers to provide us with competitive prices.

•	Knowledgeable Customer Support. Our extensively trained customer service staff is available to provide assistance to our customers throughout the purchase process, creating a customer experience that instills trust and helps customers make informed purchasing decisions. Unlike many traditional retailers, we do not compensate our staff on a commission-based system.

•	Free Shipping and 30-day Return Guarantee. We provide free shipping for all of our products. Substantially all diamond engagement rings are delivered by priority overnight delivery. Orders for in-stock, non-customized jewelry that are placed by 3:00 p.m. Eastern time are generally shipped the same day. Deliveries of customized diamond jewelry products are typically made within four business days of receiving orders. For most items, we offer our customers an unconditional 30-day return policy.

Value to Suppliers

•	Improved Capital Efficiency. We enable our diamond suppliers to substantially increase their inventory turns and improve their returns on invested capital. By displaying their diamonds on our web site, our suppliers efficiently access a nationwide customer base instead of only relying on traditional jewelry retailers that may have a limited ability to carry inventory due to significant capital and merchandising constraints.

•	Lower Management Costs. We believe we are one of the largest purchasers of certified diamonds in the U.S. By enabling our diamond suppliers to drive significant sales volumes through a single account, we allow our suppliers to substantially reduce the costs associated with their sales operations. In addition, we provide a proprietary interactive inventory management system to our suppliers. This system improves the efficiency of their operations by simplifying the administration related to selling and tracking their inventories.

•	Access to Real-time Market Intelligence. Our interactive inventory management system enables suppliers to receive real-time market feedback on demand for their inventories. This system provides suppliers with the information necessary to quickly react to shifting demand for products and to competitively price their inventories.

The Blue Nile Growth Strategy

          Our objective is to become a leading retailer of diamonds and fine jewelry in the U.S. by offering exceptional value to our customers through supply chain efficiencies, an efficient cost structure and a high quality customer experience. Key elements of our growth strategy include:

Increasing Blue Nile Brand Awareness

          We continue to build the Blue Nile brand through our integrated and cohesive marketing strategy. We have established and are continuing to develop a brand based on trust, guidance and value, and we believe our customers view Blue Nile as a trusted authority on diamonds and fine jewelry. Our goal is for consumers to seek out the Blue Nile brand whenever they purchase high quality diamonds and fine jewelry.

Focusing on the Customer Experience

          We continue to refine the customer service we provide in every step of the purchase process, from our web site to our customer support and fulfillment operations. The Blue Nile customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase diamonds and fine jewelry.

Increasing Supply Chain Efficiency

          We continue to build mutually beneficial supply relationships designed to further enhance supply chain efficiencies and provide value to both our customers and suppliers. We intend to continue expanding our supplier network to broaden our selection of diamonds and fine jewelry.

Continuing to Scale our Business to Enhance Profitability

          We have established and will continue to refine our scaleable, lower cost business model that can continue to grow with less working capital than traditional jewelry retailers. We intend to continue improving our profitability by leveraging our relatively fixed cost technology and fulfillment infrastructure as we seek to increase our net sales.

Expanding Product Offerings

          We plan to selectively expand our jewelry offerings, in terms of both price points and product mix, through additional customized and non-customized products. The online nature of our business allows us to test new products and efficiently add promising new merchandise to our overall assortment.

Expanding into International Markets

          We intend to selectively pursue opportunities in international markets in which we can leverage our existing infrastructure and compelling value proposition. We plan to prioritize and pursue these opportunities based on each market’s consumer spending on jewelry, adoption rate of online purchasing and competitive landscape, among other factors.

Merchandising

          Blue Nile merchandise consists of high quality diamonds and fine jewelry, with a particular focus on engagement diamonds and settings. Our online business model, combined with the strength of our supplier relationships, enables us to pursue a dynamic merchandising strategy. Our diamond supplier relationships allow us to display suppliers’ diamond inventories on the Blue Nile web site for purchase without holding the diamonds in our inventory until the products are ordered by customers. Our agreements with suppliers are typically multi-year arrangements that provide for certain diamonds to be offered online to consumers only through the Blue Nile web site.

          Diamonds represent the most significant component of our product offerings. While we currently offer over 30,000 independently certified diamonds, we limit our diamond offerings to those possessing characteristics associated with high quality merchandise. Accordingly, we offer diamonds with the following characteristics:

•	Shape. Round, princess, emerald, oval, heart, pear, radiant, Asscher and marquise.

•	Cut. Ranging from “Ideal” for diamond cuts that fall within strict mathematical proportions to “Fair” for diamond cuts that maximize the weight of the original stone at the expense of optimal light reflection.

•	Color Grades. Ranging from “D” for no detectable color tone to “J” for nearly undetectable traces of color to the untrained eye.

•	Clarity. Ranging from “FL” for flawless clarity to “SI2” for some visible inclusions or flaws.

•	Carat Weight. Generally ranging from approximately 0.25 to 10 carats.

          Customers may purchase customized diamond jewelry by selecting a diamond and then choosing from a variety of ring, earring and pendant settings that are designed to match the shape of each individual diamond. The customized product is then assembled and delivered to the customer, typically within four business days.

          We offer a broad range of fine jewelry products to complement our selection of high quality customized diamond jewelry. Our selection includes diamond, platinum, gold, pearl and sterling silver jewelry and accessories. Our fine jewelry assortment includes rings, wedding bands, earrings, necklaces, pendants, bracelets and watches. We focus on selected classic designs, which we believe are less susceptible to changing consumer tastes and preferences. We currently have relationships with approximately 60 fine jewelry and watch suppliers from which we source our jewelry and watch merchandise. In the case of fine jewelry, unlike diamonds, we typically take products into inventory before they are ordered by our customers.

Marketing

          We have developed an integrated and cohesive marketing strategy designed to increase Blue Nile brand recognition, generate consumer traffic, acquire customers at an increasing rate, build a loyal customer base and maximize repeat purchases. Our primary target market is 25 to 45 year-old men, who represent the largest segment of our customer base. We believe these consumers generally seek high quality diamonds and fine jewelry from a trusted source in a non-intimidating environment, where information, guidance, reputation, convenience and value are important characteristics. Our marketing and advertising efforts include online and offline initiatives which primarily consist of the following:

•	Portal and Targeted Web Site Advertising. A primary vehicle for our online advertising is the placement of banner advertisements and optimized search results on web sites with high traffic volumes. We currently maintain advertising relationships with AOL, Google, MSN, Overture and Yahoo. In addition, we advertise on sites that appeal to our target customer base and networks that distribute our banner advertisements to multiple web sites.

•	Affiliate Program. We also acquire customers by offering an affiliate program that is intended to extend the reach of our brand and draw consumers from a variety of other web sites. By joining our affiliate program, operators of other web sites earn commissions and enhance their web sites by providing their visitors access to our content and information as well as our extensive selection of diamonds and fine jewelry.

•	Direct Marketing. We utilize an electronic direct marketing program to encourage repeat purchases and customer retention, generate referral business and provide access to increasing numbers of prospective customers. Once a customer has completed a purchase, we focus on establishing a continuing relationship with that customer in order to encourage repeat purchases. To acquire new customers, we leverage our relationships with existing customers by encouraging them to refer friends and family to Blue Nile. We also utilize permission based email marketing to non-buying visitors who indicate a desire to continue to hear about Blue Nile’s offerings.

Customer Service and Support

          A key element of our sales strategy is our ability to provide a high level of customer service and support. We augment our online information resources with knowledgeable, highly trained support staff to give customers confidence in their purchases. Our commitment to customers is reflected in both the high service levels provided by our extensively trained customer service associates, as well as in our guarantees and policies.

          Our top priority is to provide, on a timely basis, the personalized customer service that fine jewelry customers require. Our customer service staff answers approximately 85% of all calls to our call center within 10 seconds. They are available to provide assistance via e-mail and telephone seven days a week, from 8:00 a.m. to midnight Eastern time on weekdays and from 9:00 a.m. to 10:00 p.m. Eastern time on weekends. Although this schedule accommodates almost all of our call volume, we monitor after-hours calls to determine if service hours need to be extended. Our customer service associates are trained to provide guidance on all steps in the process of buying diamonds and fine jewelry, including, among other things, the process for selecting an appropriate item, the purchase of that item, financing and payment alternatives and shipping services. We also undertake an ongoing customer feedback process to monitor the performance of our customer service associates and improve our overall service and support.

          We prominently display all of our guarantees and policies on our web site to create an environment that is intended to instill confidence in Blue Nile. These include policies relating to privacy, security, product availability, pricing, shipping, refunds, exchanges and special orders.

Fulfillment Operations

          Our fulfillment operations strategy is designed to enhance value for our customers by fulfilling orders quickly, securely and accurately. Our fulfillment center has restricted access and security controls and has been designed for the prompt receipt, storage and shipment of our products. To further enhance inventory accountability and security, our inventory management system enables us to track our inventory at all stages of the receiving and order fulfillment process and to replenish stock when necessary.

          When an order for a customized diamond jewelry setting is received, the third-party supplier who holds the diamond in inventory generally ships it to us within one business day. Upon receipt, the merchandise is sent to assembly for setting and sizing, which is performed by our on-site jewelers or independent third-party jewelers with whom we maintain ongoing relationships. We inspect each diamond upon arrival from our suppliers as well as each finished setting or sizing prior to shipment to a customer.

          Prompt and secure delivery of our products is a high priority, and we ship nearly all diamond and fine jewelry products via nationally recognized carriers. Loose diamonds may be shipped by Blue Nile or directly by our suppliers to our customers. All shipments of products for which the cost of goods shipped is over $1,000 are fully insured by a third party in case of loss or theft. We assume the risk of loss or theft on shipments of products for which the cost of goods shipped is less than $1,000. Customer orders are typically delivered within one to six business days, depending on product availability, price point, shipping method and whether the orders require customization.

          For most of our products, we offer an unconditional 30-day return policy, under which customers desiring to return a product receive return authorization by calling our customer service center. Returned products are treated as merchandise receipts and are subject to the same inventory accountability and security steps described above.

Technology and Systems

          We have implemented our inventory, merchandising, order processing and fulfillment, customer interaction and financial reporting systems using a combination of proprietary and licensed technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our web site and order processing and fulfillment systems to deliver a high quality customer experience.

          The Blue Nile web site, and in particular our interactive search functionality and shopping cart, are based on internally developed proprietary technology. Our interactive search functionality allows customers to choose a diamond based on price and characteristics such as shape, cut, color, clarity and carat size. For customers seeking to customize diamond jewelry such as engagement rings, diamond earrings and diamond pendants, our web site provides a step-by-step process for the selection of a diamond followed by a match with a jewelry setting. Our web site uses secure encryption technology to send and receive financial information to prevent unauthorized parties from intercepting such information.

          We have internally developed critical software systems, including our call center systems and vendor extranet. The inventory management systems that we have developed on our vendor extranet include regularly scheduled data communications between us and our key diamond suppliers throughout the day. These communications enable us to accurately track individual diamonds located at our suppliers for efficient delivery.

          We license third-party information technology systems for our financial reporting, inventory, order fulfillment and merchandising. We use redundant Internet carriers to minimize downtime. Our systems are monitored continuously using third-party software and an on-call team is staffed to respond to any emergencies in the technology infrastructure.

Seasonality

          Our business has been highly seasonal, reflecting the retail industry’s general pattern of peak sales in late November and December during the holiday shopping season. The fourth quarter accounted for approximately 35%, 42% and 38% of our net sales in 2001, 2002 and 2003, respectively. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses, including customer support and jewelry assembly costs. In addition, we make merchandising and inventory decisions for the holiday season well in advance. We also have experienced relatively higher net sales in February and May relating to Valentine’s Day and Mother’s Day. Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly.

Competition

          The diamond and fine jewelry retail market is intensely competitive and highly fragmented. Our primary competition comes from online and offline retailers that offer products within the higher value segment of the jewelry market. In the future, we may also compete with other retailers that move into the higher value jewelry segment. Current or potential competitors include the following:

•	independent jewelry stores;

•	retail jewelry store chains;

•	other online retailers that sell jewelry;

•	department stores, chain stores and mass retailers;

•	online auction sites;

•	catalog and television shopping retailers; and

•	discount superstores and wholesale clubs.

In addition to these competitors, we may face competition from suppliers of our products that decide to sell directly to our customers, either through physical retail outlets or through an online store.

          We believe that the principal competitive factors in our market are product selection and quality, price, customer service and support, brand recognition, reputation, reliability and trust, web site features and functionality, convenience and delivery performance. We believe that we compete favorably in the market for diamonds and fine jewelry by offering detailed product information, broad product selection, the ability to customize jewelry, lower pricing and knowledgeable customer support to our customers.

Intellectual Property

          We rely on general intellectual property law and contractual restrictions and to a limited extent, copyrights and patents to protect our proprietary rights and technology. These contractual restrictions include confidentiality agreements, invention assignment agreements and nondisclosure agreements with employees, contractors, suppliers and strategic partners. Despite the protection of general intellectual property law and our contractual restrictions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and certain other countries. However, effective intellectual property protection may not be available in every country in which our products and services are made available in the future. In the United States and certain other countries, we have registered “Blue Nile,” “bluenile.com,” the BN logo and the Blue Nile BN stylized logo as trademarks. We have also registered copyrights with respect to images and information set forth on our web site and the computer code incorporated in our web site and filed a U.S. patent application relating to certain features of our web site.

          We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technologies of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

          Third parties have, and may in the future, assert that our business or the technologies we use infringe upon their rights. We cannot predict whether any such assertions or any claims based on such assertions will harm our business or results of operations. We expect that participants in our market will be increasingly subject to infringement claims as the number of competitors in our industry grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into burdensome royalty or licensing agreements.

Government Regulation

          We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or online commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide individual personal information regarding our users to third parties. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

          We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws was adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs.

          In addition, because our products and services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business only in the State of Washington. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.

Employees

          As of December 31, 2003, we employed 115 full-time and 10 part-time employees. From time to time, we also employ independent contractors to support our operations. Our employees are not party to any collective bargaining agreement, and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Facilities

          All of our facilities are currently located in Seattle, Washington. Our corporate headquarters consists of approximately 21,000 square feet and is subject to a sub-lease which expires in August 2011. We believe that the facility housing our corporate headquarters is adequate to meet our current requirements and that suitable additional or substitute space will be available as needed. Our fulfillment center consists of approximately 10,000 square feet and is subject to a lease that expires in October 2006. We also have 2,500 square feet of additional space under a lease that expires in October 2004. We may relocate our fulfillment operations into a larger facility and/or rent additional space in 2004. We do not expect any such relocation to result in a disruption to our fulfillment operations.

Legal Proceedings

          From time to time, we may be involved in litigation relating to claims rising out of our ordinary course of business. As of March 1, 2004, we were not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth certain information with respect to our executive officers and directors as of March 10, 2004.

Name	Age	Position

Mark Vadon	34	President, Chief Executive Officer and Chairman of the Board
Robert Paquin	57	Chief Operating Officer and Chief Information Officer
Diane Irvine	45	Chief Financial Officer and Director
Susan Bell	46	Vice President of Merchandising
Darrell Cavens	31	Vice President of Development and Chief Technical Officer
Dwight Gaston	35	Vice President of Fulfillment
Barbara Rybka	41	Vice President of Marketing
Joseph Jimenez(1)(2)	44	Director
Mary Alice Taylor(1)(3)	54	Director
Joanna Strober(1)(3)	35	Director
Augustus Tai(2)	38	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

          Mark Vadon co-founded Blue Nile and has served as President, Chief Executive Officer and Chairman of the Board since inception. From December 1992 to March 1999, Mr. Vadon was a consultant for Bain & Company, a management consulting firm. Mr. Vadon holds a B.A. in Social Studies from Harvard University and an M.B.A. from Stanford University.

          Robert Paquin has served as our Chief Operating Officer and Chief Information Officer since September 1999. From May 1994 to September 1999, Mr. Paquin served as Vice President of Information Services and Senior Vice President of Operations and Information Services at L.L. Bean, Inc., a clothing retailer. From 1992 to 1994, Mr. Paquin served as Senior Vice President and Chief Information Officer at Hanover Direct, Inc., a consumer catalog retailer. From 1989 to 1991, Mr. Paquin served as Vice President of Information Service and Operations at Tweeds, Inc., an apparel catalog company. Mr. Paquin holds a B.A. in Business Administration from Southern Oregon State College.

          Diane Irvine has served as our Chief Financial Officer since December 1999 and as a director since May 2001. From February 1994 to May 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc., a timberland management and wood products company. From September 1981 to February 1994, Ms. Irvine served in various capacities, most recently as a partner, with Coopers and Lybrand LLP, an accounting firm. Ms. Irvine holds a B.S. in Accounting from Illinois State University and holds an M.S. in Taxation from Golden Gate University.

          Susan Bell has served as our Vice President of Merchandising since May 2003. Ms. Bell served as our Vice President of Marketing from the time she joined Blue Nile in September 2001 until May 2003. From October 2000 to February 2001, Ms. Bell served as Vice President of Merchandising and Marketing for The Body Shop Digital, an e-commerce company. From July 1984 to July 2000, Ms. Bell served in various capacities at Eddie Bauer, Inc., a clothing and merchandise retail company, most recently as Vice President and General Merchandising Manager. Ms. Bell holds a B.A. in Business Administration from San Francisco State University.

          Darrell Cavens has served as our Vice President of Development since October 2003 and as our Chief Technical Officer since November 2000. From September 1999 to November 2000, Mr. Cavens served as our Director of Technology. From April 1996 to September 1999, Mr. Cavens worked as Staff Engineer within the Advanced Development team at Starwave Corporation, an Internet development company. Mr. Cavens attended the University of Victoria in Canada from 1990 to 1994.

          Dwight Gaston has served as our Vice President of Operations since July 2003. From May 1999 to July 2003, Mr. Gaston served as our Director of Fulfillment Operations. From June 1992 to June 1995 and from August 1997 to May 1999, Mr. Gaston was a consultant with Bain & Company, a management consulting firm. Mr. Gaston holds a B.A. in Economics from Rice University and an M.B.A. from Harvard University.

          Barbara Rybka has served as our Vice President of Marketing since January 2004. From August 2001 to December 2003, Ms. Rybka served as an Engagement Director at Roundarch, Inc., an eCRM consulting firm. From January 2001 to May 2001, Ms. Rybka served as Director, Direct Marketing and Product Planning for BroadBand Office Inc., a communications services company. From May 1992 to January 2001, Ms. Rybka served in various marketing roles, most recently as Head of International Marketing Strategy and Development for the Establishment Services division of American Express Company, a financial services company. Ms. Rybka holds a B.S. in Mathematics from Smith College and an M.B.A. from the International Institute of Management in Switzerland.

          Joseph Jimenez has served as a director since March 2000. Mr. Jimenez has served as Executive Vice President of H.J. Heinz Company, a food products company, since September 2001 and the President and Chief Executive Officer of Heinz Europe since July 2002. From November 1998 to July 2002, Mr. Jimenez served as President and Chief Executive Officer of Heinz North America. Mr. Jimenez holds a B.A. in Economics from Stanford University and an M.B.A. from the University of California, Berkeley. Mr. Jimenez also serves on the board of directors of AstraZeneca PLC, a medicine development company.

          Mary Alice Taylor has served as a director since March 2000. Ms. Taylor is an independent business executive. She held a temporary assignment as Chairman and Chief Executive Officer of Webvan Group, Inc., an e-commerce company, from July 2001 to December 2001. Prior to that, she served as Chairman and Chief Executive Officer of HomeGrocer.com, an e-commerce company, from September 1999 until she completed a sale of the company to Webvan Group, Inc. in October 2000. From January 1997 to September 1999, Ms. Taylor served as Corporate Executive Vice President of Worldwide Operations and Technology for Citigroup, Inc., a financial services organization. Ms. Taylor holds a B.A. in Finance from Mississippi State University. Ms. Taylor also serves on the boards of directors of Exult, Inc., an employee management company, Allstate Corporation, an insurance company, Autodesk Inc., a design software company, and Sabre Holdings, an Internet travel services company.

          Joanna Strober has served as a director since May 1999. Ms. Strober has served as a Managing Director of Symphony Technology Group, an enterprise software investment firm, since January 2002. From April 1996 to December 2002, Ms. Strober held various positions at Bessemer Venture Partners, a private venture capital firm, most recently serving as a General Partner from January 2000 to December 2002. From August 1994 to March 1996, Ms. Strober was an associate at Venture Law Group, a corporate law firm. Ms. Strober holds a B.A. in Political Science from the University of Pennsylvania and a J.D. from the University of California, Los Angeles.

          Augustus Tai has served as a director since January 2003. From May 1996 to present, Mr. Tai has held various positions at Trinity Ventures, a venture capital partnership, most recently serving as a General Partner since September 1998. Mr. Tai holds a B.A. in Applied Mathematics from Harvard University and M.S. degrees from the Massachusetts Institute of Technology’s Department of Materials Science and Engineering and Sloan School of Management.

Board Composition

          In accordance with the terms of our restated certificate of incorporation, following completion of this offering our board of directors will be divided into three classes as follows:

•	Class I consists of Ms. Strober and Mr. Vadon, whose terms will expire at our annual stockholders meeting to be held in 2005;

•	Class II consists of Mr. Tai and Ms. Taylor, whose terms will expire at our annual stockholders meeting to be held in 2006; and

•	Class III consists of Ms. Irvine and Mr. Jimenez, whose terms will expire at our annual stockholders meeting to be held in 2007.

          At each annual meeting of stockholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This division of the board of directors into three classes may have the effect of delaying or preventing changes in control or management.

Board Committees

          Our board of directors has the authority to appoint committees to perform certain management and administrative functions. The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

          Our audit committee currently consists of Ms. Taylor, Mr. Jimenez and Ms. Strober, none of whom is a member of our management. The committee oversees our corporate accounting and financial reporting process. Our audit committee:

•	evaluates the independent auditors’ qualifications, independence and performance;

•	determines the terms of engagement of the independent auditors;

•	approves the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent auditors on the engagement team as required by law;

•	reviews our financial statements;

•	reviews our critical accounting policies and estimates; and

•	discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, among other things.

          Our board of directors has designated Ms. Taylor, an independent director, as a “financial expert” as such term is defined under applicable Securities and Exchange Commission rules and regulations and the chairperson of our audit committee.

          Our compensation committee currently consists of Messrs. Tai and Jimenez, neither of whom is a member of our management. Our compensation committee reviews and recommends to our board of directors the compensation and benefits of all our officers, directors and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also has power and authority to administer and delegate the administration of the issuance of stock options and other awards under our stock plans.

          Our nominating and corporate governance committee currently consists of Ms. Strober and Ms. Taylor, neither of whom is a member of our management. Our nominating and corporate governance committee oversees all aspects of corporate governance functions, makes recommendations to our board of directors regarding candidates to serve as directors, considers stockholder suggestions for director nominations, makes recommendations to the board of directors regarding candidates for successors to the Chief Executive Officer and makes other recommendations to the board of directors regarding corporate governance.

          Our existing committees meet the applicable composition and functioning requirements under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to Blue Nile.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

          Our directors who are also our employees receive no compensation for serving on the board of directors. We have agreed to reimburse our non-employee directors for all reasonable expenses incurred in connection with their duties as directors and provide $10,000 per member in cash consideration annually for serving on our board of directors, an additional $1,000 per member for serving on any committee of our board of directors and an additional $1,000 for serving as chairperson of our audit committee. At the discretion of our board of directors, directors may be permitted to forego all or a portion of their annual $10,000 cash payment for service on the board in exchange for a grant or grants of restricted stock under the 2004 Equity Incentive Plan having a fair market value equal to the amount of foregone cash compensation. Our non-employee directors are also eligible to receive nonstatutory stock option grants under our 2004 Non-Employee Directors’ Stock Option Plan. Under our 2004 Non-Employee Directors’ Stock Option Plan, each non-employee director will receive an initial option grant to purchase 50,000 shares of our common stock upon the effective date of this offering and thereafter any new non-employee director will receive an initial option grant to purchase 50,000 shares of our common stock upon the director’s election or appointment to our board of directors. Each non-employee director will receive an additional option grant to purchase 40,000 shares of our common stock upon full vesting of such initial grant and any such subsequent additional grants. Each non-employee director will receive an annual option grant to purchase 10,000 shares of our common stock on the date following each annual meeting of stockholders, which will be reduced pro rata for each full quarter prior to the grant date during which the director did not serve as a non-employee director. See the “Stock Based Plans — 2004 Non-Employee Directors’ Plan” section below for a further description of our 2004 Non-Employee Directors’ Plan.

Executive Compensation

          The table below summarizes the compensation awarded or paid to, or earned for, services rendered to us in all capacities during 2003, by our Chief Executive Officer and the other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000. These executives are referred to as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Mark Vadon Chief Executive Officer	$249,499	$100,000	250,000	$5,107	(1)
Robert Paquin Chief Operating Officer	282,880	100,000	50,000	4,957	(2)
Diane Irvine Chief Financial Officer	249,499	100,000	100,000	5,924	(3)
Susan Bell Vice President of Merchandising	193,000	—	15,000	7,950	(4)
Darrell Cavens Chief Technical Officer	142,125	—	40,000	3,148	(5)

(1)	Of this amount, $4,387 is for matching contributions under our 401(k) plan and $720 is for a transportation allowance.
(2)	Amount paid for matching contributions under our 401(k) plan.
(3)	Of this amount, $5,204 is for matching contributions under our 401(k) plan and $720 is for a transportation allowance.
(4)	Of this amount, $3,872 is for matching contributions under our 401(k) plan, $720 is for a transportation allowance and $3,358 is for medical insurance premiums for dependents.
(5)	Of this amount, $2,848 is for matching contributions under our 401(k) plan and $300 is for a transportation allowance.

Stock Options

          The following table sets forth certain information with respect to stock options granted to each of our named executive officers during 2003, including the potential realizable value, which is the exercise price before taxes associated with exercise, over the entire term of the options assuming options are exercised at the end of their terms, based on assumed annual rates of stock appreciation of 5% and 10%, compounded annually, and based on the fair market value on the date of grant as determined by our board of directors. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

          Options granted in 2003 to the named executive officers were granted under our 1999 Equity Incentive Plan, the material terms of which are further described below. All options granted to the named executive officers are options to purchase common stock. The option grants vest as to 25% of the shares subject to the option one year from the date of grant and one-forty-eighth of the shares subject to the option vest on a monthly basis thereafter. Upon designated change in control events of Blue Nile, if the surviving entity does not agree to assume the options or substitute similar options, this vesting will accelerate as to all shares that are then unvested. In addition, in the event of certain stock sales and other change in control events, all options held by current employees, directors and consultants may be subject to accelerated vesting, either as to an additional eighteen months or in full. This accelerated vesting may discourage, delay or prevent a change in control in the ownership of Blue Nile, Inc. Each option expires ten years from the date of grant, subject to earlier termination if the optionee’s service with us ceases. Options granted to certain of the named executive officers are subject to additional acceleration provisions as described in the “Change of Control Provisions” section below.

          The exercise price per share of each option granted was equal to the fair market value of the underlying common stock as determined by our board of directors on the date of the grant.

Option Grants in 2003

	Individual Grants
					Potential Realizable
	Number				Value at Assumed
	of				Annual Rates of Stock
	Securities	Percent of			Price Appreciation for
	Underlying	Total Options	Exercise		Option Term
	Options	Granted	Price	Expiration
Name	Granted	in 2003	Per Share	Date	5%	10%

Mark Vadon	250,000	26.4%	$3.50	10/9/2013	$550,283	$1,394,525
Robert Paquin	50,000	5.3	3.50	10/9/2013	110,057	278,905
Diane Irvine	100,000	10.6	3.50	10/9/2013	220,113	557,810
Susan Bell	15,000	1.6	3.50	10/9/2013	33,017	83,671
Darrell Cavens	40,000	4.2	3.50	10/9/2013	88,045	223,124

          The following table sets forth option exercises during 2003 and the number of shares of our common stock subject to vested and unvested stock options held by each of our named executive officers as of December 31, 2003.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-the-Money Options
	Shares		at December 31, 2003		at December 31, 2003
	Acquired	Value
Name	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable(1)	Unexercisable

Mark Vadon	275,000	$	75,000	500,000	$	$
Robert Paquin	750,000		422,500	162,500
Diane Irvine	667,360		109,723	222,917
Susan Bell	137,812		47,708	169,480
Darrell Cavens	60,000		149,228	69,772

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on an assumed initial public offering price of $ per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Employment Agreements

          Each of our named executive officers, except for Mr. Vadon, have signed offer letters. These offer letters provide that the officer is an at-will employee. These offer letters also provide for salary and stock option grants, as well as other customary benefits and terms. Mr. Paquin’s offer letter provides that if his employment is terminated without cause, he will continue to receive his then base salary for six months following the termination date.

Change of Control Provisions

          Options to purchase 315,000 shares of our common stock granted to Ms. Bell in 2001, options to purchase an aggregate of 425,000 shares of our common stock granted to Mr. Paquin in 2002 and 2003, options to purchase an aggregate of 500,000 shares of our common stock granted to Ms. Irvine in 2002 and 2003, and options to purchase an aggregate of 850,000 shares of our common stock granted to Mr. Vadon in 2002 and 2003 are subject to accelerated vesting, if, within 12 months following a change of control, the employee:

•	is terminated without cause;

•	voluntarily terminates continuous service following a material reduction in such employee’s responsibilities and duties without cause; or

•	voluntarily terminates continuous service following a relocation of the principal place where such employee’s responsibilities and duties are performed outside of a specified radius.

          All options to purchase common stock issued to our named executive officers are also subject to accelerated vesting upon a change of control as described in the “Stock Based Plans — 1999 Equity Incentive Plan” section below.

Stock Based Plans

1999 Equity Incentive Plan

          We initially adopted, and our stockholders initially approved, our 1999 Equity Incentive Plan (the 1999 plan) on April 17, 1999. The 1999 plan was last amended and restated by our board of directors on July 23, 2002, and our stockholders approved the amendment and restatement on August 23, 2002. Upon the effective date of this offering, no further option grants will be made under the 1999 plan. The 1999 plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses and restricted stock awards, which may be granted to employees, including officers, non-employee directors and consultants, except that incentive stock options may be granted only to employees.

          Share Reserve. An aggregate of 8,276,000 shares of common stock are reserved for issuance under the 1999 plan. As of December 31, 2003, outstanding options to purchase a total of 3,506,497 shares of our common stock were held by participants under the 1999 plan, and 660,076 shares remain available for grant. No additional awards will be granted under the 1999 plan after the effective date of this offering.

          Shares issued under the 1999 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

          Administration. The board of directors administers the 1999 plan. The board of directors may delegate authority to administer the 1999 plan to a committee. Subject to the terms of the 1999 plan, the plan administrator (our board of directors or its authorized committee) determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted and the purchase price for rights to purchase restricted stock.

          Incentive Stock Options. Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Incentive stock options are granted pursuant to incentive stock option agreements. The plan administrator determines the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive stock options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant.

          Nonstatutory Stock Options. Nonstatutory stock options are granted pursuant to nonstatutory stock option agreements. The plan administrator determines the exercise price for a nonstatutory stock option, which may not be less than 85% of the fair market value of the stock underlying the option determined on the date of grant.

          Incentive and Nonstatutory Stock Options. Options granted under the 1999 plan vest at the rate specified in the stock option agreement.

          The plan administrator generally determines the term of options granted under the 1999 plan. Incentive stock options have a maximum term of 10 years provided that incentive stock options granted to stockholders possessing 10% or more of the total combined voting power of the company have a maximum term of five years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after the termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or 18 months in the event of death, after the date such service relationship ends or after death, as applicable. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. However, in no event may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

          Acceptable consideration for the purchase of common stock issued upon the exercise of an option includes cash, and if is determined by the plan administrator, may also include common stock previously owned by the optionee, a deferred payment arrangement or other legal consideration approved by the plan administrator.

          Incentive stock options are not transferable other than by will or the laws of descent and distribution. A nonstatutory stock option generally is not transferable other than by will or the laws of descent and distribution unless the nonstatutory stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise an incentive or nonstatutory option following the optionee’s death.

          Stock Bonuses and Restricted Stock Awards. Stock bonuses and restricted stock awards are granted pursuant to stock bonus agreements and restricted stock purchase agreements, respectively. Stock bonus awards are generally granted in consideration for the awardholder’s past services. The purchase price for restricted stock awards must not be less than 85% of the fair market value of the stock on the date the award is made or at the time of purchase. The purchase price for a restricted stock award may be payable in cash, according to a deferred payment arrangement at the discretion of the plan administrator, or any form of legal consideration approved by the plan administrator. Rights to acquire shares under a stock bonus or restricted stock award may be transferable only to the extent provided in the stock bonus or restricted stock purchase agreement.

          Changes to Capital Structure. In the event that there is a certain type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

          Effect of a Change in Control. In the event of certain corporate transactions, all outstanding stock awards under the 1999 plan may be assumed or substituted for by any surviving or acquiring entity. If the surviving or acquiring corporation does not assume or substitute for such awards, then, for awardholders who are then providing services to us or our affiliates, the vesting and exercisability of the awards will accelerate fully, and the awards will terminate immediately prior to the occurrence of the corporate transaction. The vesting and exercisability of awards held by awardholders who are no longer providing services to us or one of our affiliates will not accelerate and will terminate immediately prior to the occurrence of the corporate transaction.

          In the event that any surviving or acquiring entity either assumes all outstanding stock awards under the incentive plan or substitutes other awards for the outstanding stock awards, the vesting of such assumed or substituted awards for those awardholders whose continuous service has not terminated prior to the closing of such corporate transaction generally shall accelerate as follows:

•	any portion of the stock award not subject to monthly vesting, but subject to vesting based on the expiration of a one year period (“cliff vesting”) will be treated as if the award had vested ratably on a monthly basis from the vesting commencement date; and

•	the lesser of twelve and 12.5% of all shares subject to such stock awards, or an amount equal to the remaining unvested shares will vest upon the closing of such corporate transaction.

          If, after this offering is completed, any person or entity, or group thereof acting together, acquires shares representing at least 50% of the voting power entitled to vote in the election of our directors, other than in certain corporate transactions, the vesting and exercisability of the awards will accelerate in full for awardholders who are then providing services to us or our affiliates.

          Accelerated vesting of awards under the 1999 plan may discourage, delay or prevent a change in control of Blue Nile.

2004 Equity Incentive Plan

          Our board of directors adopted our 2004 Equity Incentive Plan, the incentive plan, in March 2004 and our stockholders approved it in                     2004. The incentive plan will become effective upon the effective date of this offering. Unless sooner terminated by the board of directors, the incentive plan will terminate on the day before the tenth anniversary of the date the incentive plan is adopted by the board of directors or approved by our stockholders, whichever is earlier. The incentive plan provides for the grant of nonstatutory stock options, restricted stock awards, stock appreciation rights, restricted stock units and other forms of equity compensation, which may be granted to employees, including officers, non-employee directors and consultants.

          Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the incentive plan is 6,400,000 shares, which amount will be increased annually on January 1st of each year, from 2005 until 2014, by five percent of the number of shares of common stock outstanding on such date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased. As of the date hereof, no shares of common stock have been issued under the incentive plan.

          The following types of shares issued under the incentive plan may again become available for the grant of new awards under the incentive plan: restricted stock issued under the incentive plan or the 1999 plan that is forfeited or repurchased prior to it becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the incentive plan or the 1999 plan that have expired or otherwise terminated without having been exercised in full. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

          Administration. The board of directors will administer the incentive plan. The board of directors may delegate authority to administer the incentive plan to a committee. Subject to the terms of the incentive plan, the plan administrator (our board of directors or its authorized committee) determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, phantom stock and the strike price for stock appreciation rights.

          Nonstatutory Stock Options. Nonstatutory stock options are granted pursuant to nonstatutory stock option agreements. The plan administrator determines the exercise price for a nonstatutory stock option, which may not be less than 50% of the fair market value of the stock underlying the option determined on the date of grant. Options granted under the incentive plan vest at the rate determined by the board of directors and specified in the stock option agreement.

          The plan administrator determines the term of nonstatutory stock options granted under the incentive plan. Unless the terms of an optionee’s nonstatutory stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or 18 months in the event of death, after the date such service relationship ends or after death, as applicable. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. However, in no event may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

          Acceptable consideration for the purchase of common stock issued upon the exercise of a nonstatutory stock option will either be cash or determined by the plan administrator and may also include common stock previously owned by the optionee, a deferred payment arrangement, a broker assisted exercise, the net exercise of the option or other legal consideration approved by the plan administrator.

          Generally, an optionee may not transfer a nonstatutory stock option other than by will or the laws of descent and distribution unless the nonstatutory stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

          Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements. The purchase price for restricted stock awards must be at least equal to the par value of the common stock. The purchase price for a restricted stock award may be payable in cash, by the recipient’s services performed or to be performed for us, according to a deferred payment arrangement at the discretion of the plan administrator or any other form of legal consideration approved by the plan administrator. Restricted Stock Awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Rights to acquire shares under a restricted stock award may be transferable only to the extent provided in a restricted stock award agreement.

          Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right agreements. The plan administrator determines the strike price for a stock appreciation right. A stock appreciation right granted under the incentive plan vests at the rate specified in the stock appreciation right agreement.

          The plan administrator determines the term of stock appreciation rights granted under the incentive plan. If an awardholder’s relationship with us, or any of our affiliates, ceases for any reason, any unvested stock appreciation rights will be forfeited and any vested stock appreciation rights will be automatically redeemed.

          Restricted Stock Units. Restricted stock units are granted pursuant to phantom stock award agreements. A restricted stock unit may require the payment of at least par value of the common stock. Payment of any purchase price may be made in cash or shares of common stock, or in any combination of cash and shares. Dividend equivalents may be credited in respect of restricted stock units, as determined by the plan administrator. Such dividend equivalents may be converted into additional restricted stock units based on the fair market value of the common stock on the payment date of such dividend. As determined by the plan administrator, the vesting of restricted stock units may be subject to certain restrictions or conditions and the plan administrator may impose certain restrictions or conditions that may delay delivery of the shares or their cash equivalent after vesting. If an awardholder’s relationship with us or any of our affiliates ceases for any reason, any unvested phantom stock awards will be forfeited.

          Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will determine the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.

          Changes to Capital Structure. In the event that there is a certain type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

          Changes in Control. In the event of certain corporate transactions, all outstanding options and other awards under the incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by awardholders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be terminated if not exercised prior to the effective date of the corporate transaction. Restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such awards held by awardholders whose service with us or any of our affiliates has not terminated will become fully vested. All other awards will terminate if not exercised prior to such corporate transaction. In the event of certain changes in control, the vesting and exercisability of certain awards may be accelerated if the awardholder’s award agreement so specifies.

2004 Non-Employee Directors’ Stock Option Plan

          Our board of directors adopted our 2004 Non-Employee Directors’ Stock Option Plan, the directors’ plan, in March 2004 and our stockholders approved it in                     2004. The directors’ plan will become effective upon the effective date of this offering. The directors’ plan will provide for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

          Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to options granted under the directors’ plan is 1,000,000 shares, which amount will be increased annually on January 1st of each year, from 2005 and until 2014, by the number of shares of common stock subject to options granted during the prior calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased. As of the date hereof, no shares of common stock have been issued under the directors’ plan.

          Administration. The board of directors will administer the directors’ plan. The exercise price of the options granted under the directors’ plan will be equal to the fair market value of the underlying common stock on the date of grant. No option granted under the directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the directors’ plan generally are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if (i) a Form S-8 registration statement is available at the time of transfer for the issuance of shares upon exercise of the transferred option or (ii) the transfer is to the optionee’s employer or its affiliate at the time of transfer. In addition, an optionee may designate a beneficiary who may exercise the option following the optionee’s death. An optionee whose service relationship with us or any of our affiliates (whether as a non-employee director of the company or subsequently as an employee, director or consultant of either the company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement, three months generally, 12 months in the event of disability and 18 months in the event of death. However, in no event may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

          Automatic Grants. Pursuant to the terms of the directors’ plan, on the effective date of this offering, each non-employee director will automatically be granted an initial grant to purchase 50,000 shares of common stock. The initial grant will vest monthly with respect to 1/30th of the shares subject to the grant for the first 12 months following the date of grant and 1/60th of the shares subject to the grant for the subsequent 36 months. Any individual who becomes a non-employee director after this offering will automatically be granted an initial grant to purchase the same number of shares with the same vesting schedule upon being elected or appointed to the board of directors. Upon full vesting (other than upon a corporate transaction or change of control) of each non-employee director’s initial grant, such director will be granted an additional grant to purchase 40,000 shares of common stock that will vest in equal monthly installments over four years. Each non-employee director who receives any such additional grant will be granted a subsequent additional grant upon full vesting (other than upon a corporate transaction or change of control) of any previous additional grant. Any person who is a non-employee director on the date after an annual meetings of our stockholders automatically will be granted an annual grant to purchase 10,000 shares of common stock on such date; provided, however, that each non-employee director who has been a non-employee director for less than 12 months at the time of the annual meeting of our stockholders will receive an annual grant that has been reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director. Annual grants will vest in equal monthly installments over the 12 months following the date of grant.

          Changes to Capital Structure. In the event that there is a certain type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

          Changes in Control. In the event of certain corporate transactions, all outstanding options under the directors’ plan may be either assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such options, the vesting and exercisability of options held by optionees whose service with us or any of our affiliates has not terminated will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such corporate transaction. All other options will terminate if not exercised prior to such corporate transaction. In the event of certain changes of control, the vesting and exercisability of outstanding options under the directors’ plan shall be accelerated in full.

2004 Employee Stock Purchase Plan

          Our board of directors adopted our 2004 Employee Stock Purchase Plan, the purchase plan, in March 2004 and our stockholders adopted it in                     2004. The purchase plan will become effective after this offering as determined by our board of directors.

          Share Reserve. The purchase plan authorizes the issuance of 2,500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates that we designate as being eligible to participate, which amount will be increased on January 1st of each year following the year in which we commence our first offering under the purchase plan and for 20 years by the lesser of 800,000 shares or one and one half percent of the number of shares of common stock outstanding on each such date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such date. The purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

          Administration. The board of directors will administer the purchase plan, but such administration may be delegated to a committee of the board of directors. The purchase plan provides a means by which employees may purchase our common stock. The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering under the purchase plan will begin after the effective date of this offering, as determined by the board of directors. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the date of commencement of the offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. Generally, all regular employees, including executive officers, who are customarily employed by us or by any of our designated affiliates for more than 20 hours per week and more than five months per calendar year may participate in the purchase plan and may contribute (normally through payroll deductions) up to 10% of their earnings for the purchase of common stock under the purchase plan, as determined by the board of directors.

          Limitations. Eligible employees may be granted rights only if the rights, together with any other rights granted under other employee stock purchase plans do not permit such employee’s rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee owns stock possessing five percent or more of our outstanding capital stock measured by vote or value.

          Changes to Capital Structure. In the event that there is a certain type of change in the capital structure of the company, such as a stock split, the number of shares reserved under the plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

          Changes in Control. In the event of certain corporate transactions, all outstanding rights to purchase our stock under the purchase plan will be assumed, continued or substituted for by the surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within five days prior to such corporate transaction and such purchase rights will terminate immediately thereafter.

401(k) Plan

          We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute up to 15% of his or her pre-tax compensation (up to a statutory limit, which is $13,000 in 2004). Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions (including matching contributions), subject to established limits and a vesting schedule.

Limitations on Directors’ and Executive Officers’ Liability and Indemnification

          Our restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted by Delaware law, except with respect to some specific proceedings initiated by such persons. We are also empowered under our amended and restated bylaws to enter into indemnification contracts with our directors and executive officers. We are similarly authorized to purchase insurance on behalf of any person it is required or permitted to indemnify.

          The restated certificate of incorporation also provides that, after its approval by our stockholders, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

          In addition to the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws, we have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and executive officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any director or executive officer in any action or proceeding, including any action by us arising out of services as one of our directors or executive officers, any of our subsidiaries or any other company or enterprise to which the director or executive officer provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to maintain liability insurance for our officers and directors.

          The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

CERTAIN TRANSACTIONS

Stock Sales

          Since January 1, 2001, the following executive officers, directors and holders of more than five percent of our voting securities purchased securities in the amounts as of the dates set forth below.

		Series E
		Convertible
	Common	Preferred	Price Per	Date of
Name	Stock	Stock	Share	Purchase

Directors and Executive Officers
Mark Vadon	275,000	—	$0.11	07/01/03
Robert Paquin	750,000	—	0.10	07/01/03
Diane Irvine	667,360	—	0.10	07/01/03
Darrell Cavens	60,000	—	0.10	07/08/03
Dwight Gaston	25,000	—	0.10	01/07/03
Dwight Gaston	20,000	—	0.20	08/05/03
Dwight Gaston	12,000	—	0.10	01/05/04
Susan Bell	137,812	—	0.10	07/01/03
Susan Bell	11,836	—	0.10	02/06/04
5% Stockholders
Entities affiliated with Trinity Ventures	—	2,423,052	0.76	06/29/01
Entities affiliated with Bessemer Venture Partners	—	2,423,052	0.76	06/29/01
KPCP Holdings, Inc.	—	1,838,900	0.76	06/29/01
Funds managed by Lightspeed Venture Partners	—	785,855	0.76	06/29/01
Entities affiliated with Integral Capital Partners	—	581,533	0.76	06/29/01
Vulcan Ventures Incorporated	—	654,879	0.76	06/29/01

          Blue Nile sold the Series E convertible preferred stock to the above referenced stockholders and their affiliated entities pursuant to a preferred stock purchase agreement and an investors’ rights agreement on substantially the same terms as the other purchasers of Series E convertible preferred stock, which included registration rights, information rights, and right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering.

          Mr. Tai, one of our directors, is a General Partner of Trinity Ventures and may be deemed to beneficially own the shares held by entities associated with Trinity Ventures.

Director and Officer Indemnification

          Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Limitations on Directors’ and Executive Officers’ Liability and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2003, by the following individuals, entities or groups:

•	each person or entity who we know beneficially owns more than five percent of our outstanding common stock;

•	each of the named executive officers;

•	each of the selling stockholders;

•	each of our directors; and

•	all directors and executive officers as a group.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2003, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

          Applicable percentage ownership in the following table is based on 38,260,639 shares of common stock outstanding as of December 31, 2003 and                      shares of common stock outstanding immediately following the completion of this offering, as adjusted to reflect the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and the cash exercise of warrants to purchase 15,000 shares of common stock that terminate if not exercised prior to the completion of this offering. The numbers shown in the table below assume no exercise by the underwriters of their overallotment option. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Blue Nile, Inc., 705 Fifth Avenue S, Suite 900, Seattle, WA 98104.

Principal and Selling Stockholders Table

			Percentage of
	Number of	Number of	Shares Outstanding
	Shares	Shares to be
	Beneficially	Sold in the	Before	After
Name	Owned	Offering	Offering	Offering

5% Stockholders(1)
Entities associated with Bessemer Ventures(2)	7,145,310		18.7%	%
KPCB Holdings, Inc.	5,423,270		14.2
Funds managed by Trinity Ventures(3)	7,145,311		18.7
Entities associated with Lightspeed Venture Partners (4)	2,763,609		7.2
Vulcan Ventures Incorporated	2,418,268		6.3
Douglas B. Williams(5)	2,356,493		6.2

Selling Stockholders
(6)

			Percentage of
	Number of	Number of	Shares Outstanding
	Shares	Shares to be
	Beneficially	Sold in the	Before	After
Name	Owned	Offering	Offering	Offering

Directors and Executive Officers
Mark Vadon(7)	4,317,320		11.3%	%
Diane Irvine(8)	793,750		2.1
Susan Bell(9)	199,687		*
Robert Paquin(10)	1,188,125		3.1
Darrell Cavens(11)	220,854		*
Joanna Strober(12)	—		—
Augustus Tai(13)	7,145,311		18.7
Joseph Jimenez(14)	45,833		*
Mary Alice Taylor(15)	45,833		*
All directors and officers as a group (10 persons) (16)	14,133,608		35.9

*	Less than 1% of the outstanding shares of common stock.

(1)	Messrs. Vadon and Tai are also holders of greater than five percent of our outstanding shares of common stock.

(2)	Includes 2,858,124 shares held by Bessec Ventures IV L.P. and 4,287,186 shares held by Bessemer Venture Partners IV L.P. (“BVP IV”). William T. Burgin, David J. Cowan, Christopher F. O. Gabrieli and G. Felda Hardymon are the managing members of Deer IV & Co. LLC, the general partner of these funds and have shared voting and investment authority over these shares. However, William T. Burgin, David J. Cowan, Christopher F. O. Gabrieli and G. Felda Hardymon disclaim beneficial ownership of these shares except to the extent of their pecuniary interest arising therein. The address for the entities affiliated with Bessemer Ventures is 535 Middlefield Road, Suite 245, Menlo Park, CA 94025.

(3)	Includes 6,816,864 shares held by Trinity Ventures VI, L.P. and 328,447 shares held by Trinity VI Side-By-Side Fund, L.P. Noel J. Fenton, Tod H. Francis, Lawrence K. Orr, James G. Shennan, Augustus O. Tai and Fred Wang are the managing members of these funds and have shared voting and investment authority over these shares. However, Noel J. Fenton, Tod H. Francis, Lawrence K. Orr, James G. Shennan, Augustus O. Tai and Fred Wang disclaim beneficial ownership of these shares except to the extent of their pecuniary interest arising therein. The address for the entities affiliated with Trinity Ventures is 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, CA 94025.

(4)	Includes 2,210,889 shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., 18,515 shares held by Weiss, Peck & Greer Venture Associates V-A, L.L.C., 49,744 shares held by WPG Information Sciences Entrepreneur Fund II, L.L.C., 30,676 shares held by WPG Information Sciences Entrepreneur Fund II-A, L.L.C. and 453,785 shares held by Weiss, Peck & Greer Venture Associates V Cayman, L.P. In October 2000, Weiss, Peck & Greer changed its name to Lightspeed Venture Partners. Lightspeed Venture Partners has informed us that Philip Greer and Gill Cogan have voting and dispositive control of these shares and each of those individuals disclaim beneficial ownership of these shares except to the extent of their pecuniary interest arising therein. The address for the funds managed by Lightspeed Venture Partners is 2200 Sand Hill Road, Menlo Park, CA 94025.

(5)	Includes 353,635 shares held by Douglas B. Williams and 2,002,858 shares held by Douglas B. Williams and Lori Williams as joint tenants with right of survivorship. The address for Mr. Williams and Ms. Williams is 1226 SW 296, Federal Way, WA 98023.

(6)	If the underwriters’ overallotment option is exercised in full, the total shares sold would be .

(7)	Includes 100,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(8)	Includes 126,390 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(9)	Includes 61,875 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(10)	Includes 438,125 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(11)	Includes 152,854 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(12)	Ms. Strober has a pecuniary interest in a limited partner of BVP IV and is the managing member of BVP IV and Bessec Ventures IV L.P. Ms. Strober does not have voting or dispositive power over the shares held by BVP IV or Bessec Ventures IV L.P.

(13)	Includes 7,145,311 shares held by entities associated with Trinity Ventures. Mr. Tai is a general partner of Trinity Ventures. As such, Mr. Tai may be deemed to have voting and dispositive power over the shares held by Trinity Ventures. However, Mr. Tai disclaims beneficial ownership of these shares except for his pecuniary interest therein. Mr. Tai’s address is c/o Trinity Ventures.

(14)	Includes 45,833 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(15)	Includes 45,833 shares of common stock issuable upon the exercise of options that are exercisable within 60 days after December 31, 2003.

(16)	Includes shares held by Mr. Vadon, Ms. Irvine, Ms. Bell, Mr. Paquin and Mr. Cavens, the shares described in notes (13) through (15) above, 57,000 shares held by our executive officers who are not named executive officers, and 119,895 shares issuable pursuant to options held by executive officers who are not named executive officers that are exercisable within 60 days of December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

          We are authorized to issue 300,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

          As of December 31, 2003, there were 38,260,639 shares of common stock outstanding which were held of record by approximately 167 stockholders after giving effect to the conversion of all outstanding convertible preferred stock into common stock immediately upon the closing of this offering and the cash exercise of warrants to purchase 15,000 shares of common stock that terminate if not exercised prior to the completion of this offering.

          The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Options

          As of December 31, 2003, options to purchase a total of 3,506,497 shares of common stock were outstanding and 660,076 additional shares of common stock were available for future grant under our 1999 Equity Incentive Plan. There were no options outstanding under our 2004 Equity Incentive Plan, Employee Stock Purchase Plan and Non Employee Directors’ Equity Incentive Plan. See “Management — Stock Based Plans.”

Preferred Stock

          Under our restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

          In August 1999, in connection with the execution of a master equipment lease, we issued a warrant to purchase 36,765 shares of Series B convertible preferred stock at an exercise price of $1.36 per share. Upon completion of this offering, the warrant will be exercisable for 41,230 shares of our common stock. The warrant will expire upon the earlier of three years after the completion of this offering or, subject to certain conditions, a change of control.

          In December 1999, in connection with an amendment to the master equipment lease, we issued a warrant to purchase 7,485 shares of Series C convertible preferred stock at an exercise price of $6.68 per share. Upon completion of this offering, the warrant will be exercisable for 9,580 shares of our common stock. The warrant will expire upon the earlier of three years after the completion of this offering or, subject to certain conditions, a change of control.

          In January 2000, we issued warrants to purchase an aggregate of 20,000 shares of our common stock at an exercise price of $2.50 per share. These warrants became exercisable at different times. Warrants to purchase an aggregate of 15,000 shares of our common stock will expire upon the completion of this offering. A warrant to purchase 5,000 shares of our common stock will terminate upon the earlier of (i) the later of November 10, 2004 or the completion of this offering, or (ii) subject to certain conditions, a change of control.

Registration Rights

          The holders of an aggregate of 26,946,872 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investor rights agreement between us and the holders of these shares. Under the terms of the amended and restated investor rights agreement, we will be required, upon the written request from holders of either a majority of these shares or the holders of any number of these shares having a proposed aggregate offering price of at least $10 million, to use our best efforts to register these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investor rights agreement, and we are not required to comply with this form of demand registration prior to 180 days after the closing of this offering.

          These holders also have the right, upon written request from holders of at least 15% of these shares, to have such shares registered by us on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $2 million and we have not already effected one registration on Form S-3 in any preceding 12-month period after we are eligible to use Form S-3. If we register any of our common stock either for our own account or for the account of other security holders, other than with respect to this offering, the holders of these shares are entitled to include their shares in the registration. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The rights granted to each holder under the investor rights agreement will terminate upon the earlier of (i) when such holder owns less than one percent of our common stock and is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90 day period or (ii) the third anniversary of this offering.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

          Delaware Takeover Statute. Blue Nile is subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of Blue Nile.

          Restated Certificate of Incorporation and Amended and Restated Bylaws. Our restated certificate of incorporation specifies that our board of directors will be classified into three classes of directors and each of the directors may be removed from the board of directors during their tenure only for cause. In addition, the restated certificate of incorporation specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors, which may make it difficult for stockholders owning less than a majority of our stock to elect directors. Our restated certificate of incorporation also provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our amended and restated bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. The provisions within our restated certificate of incorporation relating to the corporate actions described in this paragraph may only be amended with the approval of 66 2/3% of our outstanding voting stock, and our amended and restated bylaws may be amended either by the majority of the authorized number of the board of directors or by the approval of 66 2/3% of our outstanding voting stock. Furthermore, our restated certificate of incorporation requires the advance notice of stockholders’ nominations for the election of directors and business brought before a meeting of stockholders. These provisions contained in our restated certificate of incorporation and our amended and restated bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of Blue Nile or our management.

Transfer Agent and Registrar

          The transfer agent and registrar for the common stock is                     .

Nasdaq National Market Listing

          We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol “NILE.”

SHARES ELIGIBLE FOR FUTURE SALE

          Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon the closing of this offering, we will have outstanding an aggregate of                    shares of our common stock, based upon the number of shares outstanding as of December 31, 2003 and assuming automatic conversion of all of our outstanding convertible preferred stock, no exercise of the underwriters’ overallotment option, no exercise of outstanding options and warrants other than the cash exercise of warrants to purchase up to 15,000 shares of common stock that will terminate if not exercised prior to the closing of this offering, and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

          Lock-up Agreements. All of our directors, officers, warrant holders and holders of all but                      shares of our outstanding common stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Merrill Lynch may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

          Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately                    shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of December 31, 2003, an aggregate of approximately                     million shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all but                     of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding as of December 31, 2003, an aggregate of approximately shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but                     of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.

          An aggregate of approximately                    shares of our common stock that were outstanding as of December 31, 2003 and approximately                    shares of our common stock that may be acquired upon the exercise of options outstanding as of December 31, 2003, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all but                     of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Registration Rights. Beginning 180 days after this offering, holders of approximately                     shares of our common stock are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock — Registration Rights.” After any registration of these shares, such shares, except for shares purchased by affiliates, will be freely tradable without restriction under the Securities Act.

          Stock Plans. We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1999 Equity Incentive Plan, 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan, 2004 Employee Stock Purchase Plan and shares issuable pursuant to options granted outside of any plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

MATERIAL UNITED STATES FEDERAL TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

          The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

          This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

          Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

          There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

          A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax;(ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S.; (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder’s holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as being regularly traded on an established securities market.

          If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

          Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

          Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

          Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

          Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

          The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be the U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

          THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Thomas Weisel Partners LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
Thomas Weisel Partners LLC

Total

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters and selling stockholders of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Blue Nile, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

          The total expenses of the offering, not including the underwriting discount, are estimated at $                    and are payable by us.

Overallotment Option

          We and the selling stockholders have granted an option to the underwriters to purchase up to                     additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                    shares for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

          We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “NILE.”

          Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill

Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Cooley Godward LLP owns an aggregate of 31,201 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington.

EXPERTS

          The consolidated financial statements of Blue Nile, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          On October 9, 2003, with the approval of the audit committee of our board of directors, we dismissed our outside accounting firm KPMG LLP. On November 1, 2003, with the approval of the audit committee of our board of directors, we retained PricewaterhouseCoopers LLP. KPMG LLP’s report on our 2002 consolidated financial statements contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the period from November 26, 2002 thru October 9, 2003, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report for such year and there were no reportable events as defined in regulation S-K Item 304(a)(1)(v). We did not consult PricewaterhouseCoopers LLP on any financial or accounting reporting matters in the period before their appointment.

          On November 26, 2002, with the approval of our board of directors, we dismissed our outside accounting firm Arthur Andersen LLP and retained KPMG LLP. Arthur Andersen LLP’s reports on our 1999, 2000 and 2001 consolidated financial statements contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during 1999, 2000 and 2001, and through the date we dismissed Arthur Andersen LLP, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports for such years, and there were no reportable events as defined in regulation S-K Item 304(a)(1)(v). We did not consult KPMG LLP on any financial or accounting reporting matters in the period before their appointment. We have requested but were unable to obtain confirmation from Arthur Andersen LLP on the above statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of common stock to be sold in the offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. You may read and copy any of this information at the Security and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

          Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the Securities and Exchange Commission referred to above. We maintain a web site at www.bluenile.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

          We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and to file with the Securities and Exchange Commission quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Blue Nile, Inc.:

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Blue Nile, Inc. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

March 9, 2004

BLUE NILE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		Pro Forma
			December 31,
	2002	2003	2003

			(Unaudited)

	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$22,597	$30,383	$30,421
Restricted cash	400	400	400
Accounts receivable	402	843	843
Inventories	5,181	10,204	10,204
Deferred income taxes	—	5,300	5,300
Prepaids and other current assets	383	465	465

Total current assets	28,963	47,595	47,633
Property and equipment, net	1,861	3,979	3,979
Deferred income taxes	—	10,654	10,654
Other assets	90	77	77

Total assets	$30,914	$62,305	$62,343

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$15,791	$26,288	$26,288
Accrued liabilities	3,434	5,770	5,770
Current portion of note payable to related party	520	—	—
Current portion of subordinated notes payable	6,566	—	—
Current portion of capital lease obligations	873	—	—

Total current liabilities	27,184	32,058	32,058
Note payable to related party, less current portion	890	—	—
Capital lease obligations, less current portion	185	—	—
Commitments and contingencies
Mandatorily redeemable convertible preferred stock, $0.001 par value; 25,856 shares authorized; 24,646 and 25,000 issued and outstanding at December 31, 2002 and 2003, respectively; aggregate liquidation preference of $77,584 and $78,664, respectively	57,215	57,485	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 48,000 shares authorized; 10,346 and 12,819 issued and outstanding as of December 31, 2002 and 2003, respectively	10	13	40
Additional paid-in capital	2,546	3,541	61,037
Deferred compensation		(698)	(698)
Accumulated deficit	(56,488)	(29,458)	(29,458)
Treasury stock, at cost; 1,869 shares and 1,874 shares outstanding as of December 31, 2002 and 2003, respectively	(628)	(636)	(636)

Total stockholders’ equity (deficit)	(54,560)	(27,238)	30,285

Total liabilities and stockholders’ equity (deficit)	$30,914	$62,305	$62,343

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Net sales	$48,674	$72,120	$128,894
Cost of sales	37,551	53,967	99,474

Gross profit	11,123	18,153	29,420
Operating expenses:
Selling, general and administrative	15,421	14,126	18,165
Restructuring charges	1,017	400	(87)

	16,438	14,526	18,078

Operating income (loss)	(5,315)	3,627	11,342
Other income (expense):
Interest income	399	215	109
Interest expense	(2,485)	(2,327)	(209)
Other income (expense), net	41	112	88

	(2,045)	(2,000)	(12)

Income (loss) before income taxes	(7,360)	1,627	11,330
Income tax expense (benefit)	—	—	(15,700)

Net income (loss)	$(7,360)	$1,627	$27,030

Basic net income (loss) per share	$(0.98)	$0.20	$2.80

Diluted net income (loss) per share	$(0.98)	$0.05	$0.66

Pro forma basic net income per share (unaudited)			$0.73

Pro forma diluted net income per share (unaudited)			$0.66

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2001, 2002 and 2003

	Common stock		Additional	Stockholder	Deferred			Total
			paid-in	notes	stock	Accumulated	Treasury	stockholders’
	Shares	Amount	capital	receivable	compensation	deficit	stock	deficit

	(In thousands)
Balance, December 31, 2000	10,260	$10	$2,628	$(454)	—	$(50,755)	$(152)	$(48,723)
Issuance of warrants	—	—	89	—	—	—	—	89
Repurchase of restricted stock	—	—	—	454	—	—	(476)	(22)
Exercise of common stock options	29	—	16	—	—	—	—	16
Stock option compensation expense (benefit)	—	—	(199)	—	—	—	—	(199)
Net loss	—	—	—	—	—	(7,360)	—	(7,360)

Balance, December 31, 2001	10,289	10	2,534	—	—	(58,115)	(628)	(56,199)
Exercise of warrants	35	—	4	—	—	—	—	4
Exercise of common stock options	22	—	8	—	—	—	—	8
Net income	—	—	—	—	—	1,627	—	1,627

Balance, December 31, 2002	10,346	10	2,546	—	—	(56,488)	(628)	(54,560)
Exercise of common stock options	2,473	3	251	—	—	—	—	254
Repurchase of stock	—	—	—	—	—	—	(8)	(8)
Deferred stock compensation	—	—	744	—	$(744)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	46	—	—	46
Net income	—	—	—	—	—	27,030	—	27,030

Balance, December 31, 2003	12,819	$13	$3,541	$—	$(698)	$(29,458)	$(636)	$(27,238)

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2002	2003

	(In thousands)
Operating activities:
Net income (loss)	$(7,360)	$1,627	$27,030
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,920	1,757	1,293
Loss on asset retirements	—	—	14
Stock-based compensation	(199)	—	46
Warrant-based interest expense	510	597	87
Restructuring charges	1,017	400	(87)
Deferred income taxes	—	—	(15,700)
Changes in assets and liabilities:
Receivables, net	528	(331)	(441)
Inventories	7,430	1,438	(5,023)
Prepaid expenses and other assets	666	(82)	(235)
Accounts payable	1,168	10,538	10,497
Accrued liabilities	(1,220)	786	2,335

Net cash provided by operating activities	4,460	16,730	19,816

Investing activities:
Purchases of property and equipment	(1,184)	(991)	(3,506)
Proceeds from sales of property and equipment	—	—	3
Sale of marketable securities	2,292	—	—

Net cash provided by (used in) investing activities	1,108	(991)	(3,503)

Financing activities:
Proceeds from sale of mandatorily redeemable convertible preferred stock, net of issuance costs	6,645	—	—
Repurchase of restricted and common stock	(22)	—	(8)
Transfers to restricted cash	(350)	(50)	—
Net repayments on line of credit	(6,738)	—	—
Payments on subordinated notes payable	—	(8,362)	(6,638)
Payments on capital lease obligations	(643)	(790)	(995)
Payments on note payable to related party	(250)	(250)	(1,140)
Payment on notes payable	(70)	—	—
Proceeds from warrant and stock option exercises	16	12	254

Net cash used in financing activities	(1,412)	(9,440)	(8,527)

Net increase in cash and cash equivalents	4,156	6,299	7,786
Cash and cash equivalents, beginning of period	12,142	16,298	22,597

Cash and cash equivalents, end of period	$16,298	$22,597	$30,383

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2002	2003

	(In thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,964	$1,682	$154
Non-cash investing and financing activities:
Assets acquired under capital leases	31	—	—
Warrants issued in connection with amended subordinated notes payable	89	—	—
Repurchase of common stock through forgiveness of stockholder notes receivable	454	—	—
Conversion of related party note payable to Series E mandatorily redeemable convertible preferred stock	—	—	270

The accompanying notes are an integral part of these consolidated financial statements

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Description of the Company and Summary of Significant Accounting Policies

The Company

          Blue Nile, Inc. (the “Company”) is a leading online retailer of high quality diamonds and fine jewelry. In addition to sales of diamonds, fine jewelry and watches, the Company provides guidance and support to enable customers to more effectively learn about and purchase diamonds as well as classically styled fine jewelry. The Company, a Delaware corporation, based in Seattle, Washington, was formed in March 1999. The Company maintains its primary web site at www.bluenile.com.

Change in Fiscal Year

          Beginning January 1, 2004, the Company’s fiscal year end will change from December 31 to the Sunday closest to December 31. Each fiscal year will consist of four 13-week quarters, with an extra week added onto the fourth quarter every five to six years. This fiscal calendar is widely used in the retail industry.

Basis of Presentation

          The consolidated financial statements include the balances of Blue Nile, Inc. and its subsidiary for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Unaudited Pro Forma Information

          Upon closing of the planned initial public offering, each of the outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of common stock. The pro forma balance sheet and the pro forma basic and diluted net income (loss) per share reflect the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock and the issuance of 15,000 shares of common stock upon the exercise of outstanding warrants that will expire if not exercised prior to the closing of the planned offering. The pro forma balance sheet does not give effect to the offering proceeds.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include the allowance for sales returns, the reserve for estimated fraud losses and the deferred tax valuation reserve. Actual results could differ from those estimates.

Concentration of Risk

          The Company maintains its cash and cash equivalents in accounts with two major financial institutions in the United States of America, in the form of demand deposits, certificates of deposits and money market accounts. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company’s accounts receivable are derived from credit card purchases from customers and are typically settled within one to two days.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company’s ability to acquire diamonds and fine jewelry is dependent on its relationships with various suppliers from whom it purchases diamonds and fine jewelry. The Company has reached agreements with certain suppliers to provide access to their inventories of diamonds for its customers, but the terms of these agreements are limited and do not govern the purchase of diamonds for its inventory. The Company’s inability to maintain these and other future diamond and fine jewelry supply relationships on commercially reasonable terms would cause its business to suffer and its revenues to decline. Purchase concentration by major supply vendor is as follows:

	2001	2002	2003
	Payments	Payments	Payments

Vendor A	11%	21%	15%
Vendor B	23%	15%	12%
Vendor C	10%	—	—

Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

          Restricted cash consists primarily of cash pledged as collateral to a credit card processing bank.

Marketable Securities

          The Company’s marketable securities consist of highly liquid short-term fixed income securities (commercial paper) with maturities at purchase of less than one year. Marketable securities are classified as available for sale and are reported at fair value, which approximates cost. The Company did not hold any marketable securities at December 31, 2002 or December 31, 2003.

Inventories

          The Company’s diamond, fine jewelry and watch inventories are classified at the lower of cost or market, using the specific identification method for diamonds and weighted average cost method for fine jewelry and watches. The Company also lists loose diamonds on its web site that are not included in inventory until the Company receives a customer order for those diamonds. Upon receipt of a customer order, the Company purchases a specific diamond and records it in inventory until it is delivered to the customer, at which time the revenue from the sale is recognized and inventory is relieved.

Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Assets purchased under capital leases are recorded at cost based on the present value of future minimum lease payments discounted at the contractual interest rates. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of is removed from the

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounts and the related gain or loss is reported in the statement of operation. Estimated useful lives by major asset category are as follows:

Asset	Life (in years)

Computers and equipment	3
Software and web site development	2-3
Leasehold improvements	Shorter of life of lease or asset life
Furniture and fixtures	7

Capitalized Software

          The Company capitalizes internally developed software costs and web site development costs in accordance with the provisions of Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force No. 00-2, Accounting for Website Development Costs. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use.

Long-Lived Assets

          The Company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized.

Intangible Assets, Including Goodwill

          Intangible assets represent the consideration paid for non-compete agreements. Goodwill represents the excess of costs over fair value of assets of a business acquired. As of December 31, 2001 goodwill and intangible assets were fully amortized. Amortization expense recorded for the year ended December 31, 2001 was $239,000.

Fair Value of Financial Instruments

          The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair value of notes payable and related party note payable approximate fair value primarily because the debt interest rates are comparable to market rates for debt instruments with similar maturities and terms.

Treasury Stock

          Treasury stock is recorded at cost and primarily consists of the repurchase of restricted common stock and stock issued in connection with early exercises of stock options.

Income Taxes

          Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

          Net sales consist of products sold via the Internet and shipping revenue, net of estimated returns and promotional discounts. The Company recognizes revenues when all of the following have occurred: persuasive evidence of an agreement with the customer exists, products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable and collectibility of the selling price is reasonably assured. The Company evaluates the criteria outlined in Emerging Issues Task Force Issue 99-19, “Reporting Revenue Gross as a Principal Versus net as an Agent”, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned.

          The Company requires payment at the point of sale. Amounts received prior to delivery of goods to customers are recorded as a deposit. The Company offers a return policy of generally 30 days and provides an allowance for sales returns during the period in which the sales are made. The Company generally does not extend credit to customers, except through third-party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company typically receives payment one or two business days after a sale is completed.

Cost of Sales

          Cost of sales consists of the cost of merchandise sold to customers, inbound and outbound shipping costs, insurance on shipments and assembly costs.

Selling, General and Administrative Expense

          Selling, general and administrative expenses consist primarily of marketing and sales expenses, fulfillment costs, which are those costs incurred in operating and staffing the fulfillment center and customer service center costs. Credit card fees, insurance and other personnel costs are also included in selling, general and administrative expenses.

Advertising

          Advertising production costs are expensed as incurred. Costs of advertising associated with television, radio, print and other media are expensed when such services are used. Costs associated with web portal advertising contracts are amortized over the period such advertising is expected to be used. Advertising expense for the years ended December 31, 2001, 2002 and 2003 was approximately $4.8 million, $3.2 million and $4.5 million, respectively.

Stock Compensation

          The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25” (“FIN 44”), which is described more fully in Note 7. The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”). Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant, the Company’s pro forma net income (loss) would have been as shown below (in thousands, except per share data).

	Year Ended December 31,

	2001	2002	2003

Net income (loss), as reported	$(7,360)	$1,627	$27,030
Add: Stock-based compensation expense (benefit), as reported	(199)	—	46
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(249)	(279)	(307)

Pro forma net income (loss)	$(7,808)	$1,348	$26,769

Income (loss) per share:
Basic — as reported	$(0.98)	$0.20	$2.80

Basic — pro forma	$(1.04)	$0.16	$2.77

Diluted — as reported	$(0.98)	$0.05	$0.66

Diluted — pro forma	$(1.04)	$0.04	$0.66

          See Note 7 for the assumptions used to compute the pro forma amounts.

Segments

          The Company has one operating segment, online retail jewelry. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented and the Company does not have any long-lived assets located in foreign countries.

Recent Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the company will hold a significant variable interest in, or have significant involvement with, an existing variable interest entity. FIN 46 is effective as of the first interim period beginning after June 15, 2003. However, an October 2003 FASB Staff Position deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 and non-registered investment companies. The Company has no interests in variable interest entities and FIN 46 is not expected to impact the results of operations or the financial position of the Company.

Note 2.     Inventories

          Inventories consists of the following (in thousands):

	December 31,

	2002	2003

Loose diamonds	$757	$124
Fine jewelry, watches and other	4,424	10,080

	$5,181	$10,204

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.     Property and Equipment

          Property and equipment consists of the following (in thousands):

	December 31,

	2002	2003

Computers and equipment	$2,214	$3,204
Software and web site development	3,129	3,892
Leasehold improvements	909	2,310
Furniture and fixtures	357	537

	6,609	9,943
Less: accumulated depreciation	(4,748)	(5,964)

	$1,861	$3,979

          The total cost of leased equipment capitalized at December 31, 2002 was $2.6 million with related accumulated depreciation of $2.2 million. The capital leases were paid off in April 2003.

          Capitalized software costs include external direct costs and internal direct labor and related employee benefits costs. Amortization begins in the period in which the software is ready for its intended use. The Company had $629,000 and $815,000 of unamortized internally developed computer software and web site development costs at December 31, 2002 and 2003, respectively. Depreciation expense was $1.2 million, $1.3 million and $962,000 in 2001, 2002 and 2003 respectively. Amortization of capitalized software development costs was $479,000, $490,000 and $331,000 in 2001, 2002 and 2003 respectively.

Note 4.     Long-Term Debt

Line of Credit

          During 2002, the Company had a line of credit agreement with a financing company that allowed the Company to borrow up to the lesser of $15 million or 60% of the eligible inventory less a $1,000,000 reserve. The credit advances were charged interest at a floating rate equal to the 30-day commercial paper rate plus three and one half percent (3.5%). The line of credit contained various operating and financial covenants including maintenance of specific levels of liquidity and cumulative earnings, and limitations on capital expenditures. In November 2002, the Company terminated the line of credit and has no further obligations under this agreement.

Subordinated Notes Payable

          In February 2000, the Company entered into a subordinated debt agreement with a financing company to borrow up to $15 million. The notes were subordinated to the line of credit. On March 17, 2000, the Company borrowed $10.0 million at an interest rate of 8.75%, due in March 2003, and on August 7, 2000, the Company borrowed the remaining $5.0 million at an interest rate of 9.5%, due in August 2003. In June 2001, the subordinated debt agreement was amended to extend the maturity date of all borrowings to September 1, 2003 with interest only payments from March 2000 until March 2002 and principal payments beginning April 1, 2002. In addition, the principal payments were reduced by fifty percent for the first six months of payments (April 1, 2002 through September 1, 2002) followed by amortization of the remaining principal amount until September 1, 2003.

          In January 2003, the Company repaid the entire outstanding principal of the subordinated notes payable in the amount of $6,638,000 and fully expensed the unamortized debt discount of $72,000. The Company has no further obligations under this agreement.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In connection with the original agreement, the Company granted warrants to the lender to purchase 315,789 shares of Series C mandatorily redeemable convertible preferred stock at $9.50 per share. The fair value of the warrants, $959,000 as determined using the Black-Scholes option pricing model, was recorded as debt discount and was amortized as interest expense over the life of the debt. In connection with the loan amendment, the warrants to purchase 315,789 shares of Series C mandatorily redeemable convertible preferred stock at $9.50 were canceled and replaced with warrants to purchase 315,789 shares of Series E mandatorily redeemable convertible preferred stock at $0.7635 per share. The additional fair value of the replacement warrants, $89,000 as determined using the Black-Scholes option-pricing model, was also recorded as debt discount and was amortized as interest expense over the life of the debt. The warrants expired unexercised on October 15, 2003.

Note Payable to Related Party

          In May 1999, the Company acquired certain assets and liabilities of Williams & Son, Inc., a retail jewelry business. Concurrent with the purchase agreement the Company also entered into a non-compete agreement with the founder of Williams & Son, Inc. The non-compete agreement provided future payments of $955,000 in each of May 2001 and 2002, and was contingent upon Williams continued employment with the Company. The payments were charged to general and administrative expenses as the services were performed. In October 2000, the employment contingency was removed and Williams left the Company. The remaining portion of the payments due was then fully expensed. On June 25, 2001, the agreement was amended to state that $250,000 was to be paid on or before June 10, 2001, $1,390,000 would be paid on May 21, 2002 and the remaining $270,000 would be converted to 353,635 shares of Series E mandatorily redeemable preferred stock on May 21, 2002. These payment obligations were non-interest bearing.

          On May 21, 2002, the payment terms were amended again such that $250,000 was to be paid on or before May 21, 2003, $890,000 was to be paid on or before May 21, 2004 and the 353,635 shares of Series E mandatorily redeemable convertible preferred stock would be issued on or before May 21, 2004. The note accrues interest at the rate of 12% per annum through May 21, 2003 and 14% per annum thereafter.

          In April 2003, the Company repaid the entire outstanding balance under this note and issued the Series E mandatorily redeemable convertible preferred stock.

Note 5.     Commitments and Contingencies

Leases

          The Company leases its office facilities and fulfillment center under noncancelable operating lease agreements that expire through 2008. Future minimum lease payments as of December 31, 2003 are as follows (in thousands):

Operating
Leases

2004	$412
2005	373
2006	361
2007	269
2008	263
Thereafter	601

Total minimum lease payments	$2,279

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Rent expense under operating leases for the years ended December 31, 2001, 2002 and 2003 was approximately $601,000, $501,000 and $406,000, respectively.

Litigation

          From time to time, the Company is subject to contingencies resulting from legal proceedings and claims in the ordinary course of business. Management currently believes, after considering a number of factors and the nature of the contingencies to which the Company is subject, that the ultimate disposition of these contingencies either cannot be determined at the present time or will not have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

Note 6.     Mandatorily Redeemable Convertible Preferred Stock

          The Company has authorized 25,856,000 shares of mandatorily redeemable convertible preferred stock. Shares of mandatorily redeemable convertible preferred stock may be issued from time to time in one or more series, with designations, preferences, and limitations established by the Company’s board of directors.

          The Company has designated the following series of mandatorily redeemable convertible preferred stock. All series of mandatorily redeemable convertible preferred stock are at $0.001 par value. Amounts at December 31, 2002 are as follows (in thousands):

	December 31, 2002

			Shares issuable
	Authorized	Shares	upon		Liquidation
	shares	outstanding	conversion	Amount	preference

Series A mandatorily redeemable convertible preferred stock	6,667	6,667	6,926	$5,989	$6,000
Series B mandatorily redeemable convertible preferred stock	3,353	3,316	3,719	4,508	4,510
Series C mandatorily redeemable convertible preferred stock	3,906	3,899	4,990	26,023	26,045
Series D mandatorily redeemable convertible preferred stock	1,930	1,930	2,478	14,050	14,050
Series E mandatorily redeemable convertible preferred stock	10,000	8,834	8,834	6,645	26,979

	25,856	24,646	26,947	$57,215	$77,584

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Amounts at December 31, 2003 are as follows (in thousands):

	December 31, 2003

			Shares issuable
	Authorized	Shares	upon		Liquidation
	shares	outstanding	conversion	Amount	preference

Series A mandatorily redeemable convertible preferred stock	6,667	6,667	6,926	$5,989	$6,000
Series B mandatorily redeemable convertible preferred stock	3,353	3,316	3,719	4,508	4,510
Series C mandatorily redeemable convertible preferred stock	3,906	3,899	4,990	26,023	26,045
Series D mandatorily redeemable convertible preferred stock	1,930	1,930	2,478	14,050	14,050
Series E mandatorily redeemable convertible preferred stock	10,000	9,188	9,188	6,915	28,059

	25,856	25,000	27,301	$57,485	$78,664

          Series A through E mandatorily redeemable convertible preferred stock is convertible into common stock at the option of the holder, subject to antidilution provisions. In the event of an effective registration statement where the total proceeds are at least $25.0 million and at a minimum price per share, the Series A through E mandatorily redeemable convertible preferred stock is automatically converted into common stock.

          In the event of liquidation, Series E shareholders receive the first distributions up to the amount shown in the above table plus any declared and unpaid dividends. After the Series E liquidation preference has been met, Series A through D shareholders receive distributions pro rata based on their respective liquidation preferences in the above table, plus any declared and unpaid dividends until their liquidation preferences have been met.

          The sale of all of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the preferred stock agreements. All such events require board approval. However, a forced action by creditors or court ordered sale of all of the Company’s assets are also events that could be deemed a liquidation. These liquidation characteristics require classification of the mandatorily redeemable convertible preferred stock outside of the stockholders’ equity section as certain of these factors are outside the control of the Company. The mandatorily redeemable convertible preferred stock is not redeemable under any other circumstances.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes information about mandatorily redeemable convertible preferred stock for the years ended December 31, 2001, 2002 and 2003 (in thousands);

	Series A		Series B		Series C		Series D		Series E

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2000	6,667	$5,989	3,316	$4,508	3,899	$26,023	1,930	$14,050	—	$—
Issuance of Series E mandatorily redeemable convertible preferred stock, net	—	—	—	—	—	—	—	—	8,834	6,645

Balance, December 31, 2001	6,667	5,989	3,316	4,508	3,899	26,023	1,930	14,050	8,834	6,645

Balance, December 31, 2002	6,667	5,989	3,316	4,508	3,899	26,023	1,930	14,050	8,834	6,645
Conversion of debt to mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	—	354	270

Balance, December 31, 2003	6,667	$5,989	3,316	$4,508	3,899	$26,023	1,930	$14,050	9,188	$6,915

Preferred Stock Warrants

          In connection with certain capital leases entered into during 1999, the Company issued warrants to purchase 36,765 shares of Series B mandatorily redeemable convertible preferred stock at $1.36 per share (Series B warrants) and warrants to purchase 7,485 shares of Series C mandatorily redeemable convertible preferred stock at $6.68 per share (Series C warrants) to a financial institution. The Series B warrants are exercisable immediately and expire in August 2006 or three years from the effective date of an Initial Public Offering, whichever is longer. The Series C warrants are exercisable immediately and expire in December 2004 or three years from the effective date of an Initial Public Offering, whichever is longer. The fair value of the warrants, $71,000 as determined using the Black-Scholes option-pricing model, was recognized as interest expense over the term of the lease.

          As discussed in Note 4, the Company also issued warrants in connection with its subordinated debt. As consideration for the extension of the maturity date, the Company canceled the original warrant grant for 315,789 shares of Series C mandatorily redeemable convertible preferred stock at $9.50 and issued warrants to purchase 315,789 shares of Series E mandatorily redeemable convertible preferred stock at $0.7635. These warrants expired unexercised on October 15, 2003. The fair value of the original and amended warrants, approximately $959,000 as determined using the Black-Scholes option-pricing model, was recognized as interest expense over the term of the subordinated notes payable.

          The fair value of the warrants is estimated using a dividend rate of 0%, expected volatility of 80%, risk-free interest rates ranging from 4.4% to 6.6% and contract lives of 2.3 years to 7.0 years.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shares Reserved for Issuance

          The following shares of common stock were reserved at December 31, 2003 (in thousands):

Mandatorily redeemable convertible preferred stock (Series A through E)	27,301
Stock options and warrants	4,222

31,523

Note 7.     Stock-Based Compensation

Stock Option Plan

          In 1999, the Company adopted a combined incentive and nonqualified equity incentive plan (the “Plan”) to provide incentive to employees, directors, consultants and advisors. The Company has reserved 8,276,000 shares of common stock for issuance under the Plan.

          Options granted under the Plan generally provide for 25% vesting on the first anniversary from the date of grant with the remainder vesting monthly over three years and expire 10 years from the date of grant. Options granted under the Plan are generally granted at fair value on the date of the grant. For options granted prior to February 2001, the options included an early exercise provision that allows early exercise of unvested stock options subject to a repurchase right at original cost on unvested shares.

          As mentioned in Note 1, the Company accounts for stock-based employee compensation arrangements in accordance with APB 25 and FIN 44. Under APB 25, compensation expense is recognized for the difference between the fair value of the Company’s stock on the date of grant and the exercise price. In 2001, the Company recorded $199,000 for stock-based compensation benefit resulting from the variable accounting treatment of certain stock options early exercised with non-recourse notes. There were no such expenses or benefits in 2002. During 2003 the Company issued options to certain employees under the Plan with exercise prices below the deemed fair market value of the Company’s common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of the Company’s stock at the grant date. In 2003, the Company recorded deferred stock-based compensation of $744,000 related to these options. This amount is being amortized over the vesting period of the awards, generally four years. During 2003, the Company recorded compensation expense of $46,000 related to the amortization of deferred compensation.

          The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”). EITF 96-18 requires such equity instruments be recorded at their fair value on the measurement date.

          In August 2001, the Company offered a voluntary stock option cancellation and re-grant program to its employees. The plan allowed employees, at their election, to cancel a portion or all of their unexercised stock options effective August 15, 2001, provided that, should an employee participate, any option granted to that employee during the period February 15, 2001 to August 15, 2001 would be automatically canceled and the Company would grant no options to the participants from August 15, 2001 through February 18, 2002. In exchange, in February 2002, the employee would be granted new options at the then fair value of the underlying common stock to purchase a number of shares equal to the number of shares underlying the canceled options provided they were still employed by the Company at that time. Options to purchase approximately 2,654,000 shares of the Company’s common stock were canceled, and new options to purchase approximately 2,402,000 shares of the Company’s common stock were granted.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          A summary of activity related to the Plan is as follows (in thousands, except exercise price):

	Year Ended December 31,

	2001		2002		2003

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Balance, beginning of year	3,040	$1.28	517	$0.19	5,194	$0.11
Granted	402	0.22	4,765	0.10	947	3.39
Exercised	(29)	0.55	(22)	0.31	(2,473)	0.10
Canceled	(2,896)	1.33	(66)	0.12	(162)	0.36

Balance, end of year	517	$0.19	5,194	$0.11	3,506	$0.99

Exercisable at end of year	105	$0.36	2,915	$0.11	1,626	$0.12

          The following table summarizes information about stock options outstanding at December 31, 2003:

	Outstanding			Exercisable

		Weighted Average

		Remaining			Weighted
	Options	contractual	Exercise	Options	average
	(in thousands)	life	price	(in thousands)	exercise price
Range of Exercise Price
$0.10	2,120	8	$0.10	1,418	$0.10
$0.11-$1.50	468	7	0.19	208	0.26
$2.50	56	10	2.50	—	—
$3.50	820	10	3.50	—	—
$3.75	42	10	3.75	—	—

	3,506	8	$0.99	1,626	$0.12

          The weighted-average fair value at grant date of options granted during 2001, 2002 and 2003 was $0.04, $0.02 and $1.28, respectively. The exercise price of all options granted in 2001 and 2002 was equal to the fair value on the grant date. The exercise price of all options granted in 2003 was less than the fair value of the stock on the grant date. The fair value for each option grant is estimated on the date of grant using the minimum value method and the following assumptions:

	Year Ended December 31,

	2001	2002	2003

Expected dividend rate	0%	0%	0%
Expected volatility	0%	0%	0%
Expected lives (years)	5	5	5
Risk-free interest rate	3.9%-4.9%	2.9%-4.8%	2.6%-3.6%

          See Note 1 for the pro forma effect of accounting for stock options using the fair value method.

Note 8.     Common Stock

Common Stock Warrants

          At December 31, 2003, the Company had warrants outstanding to purchase a total of 20,000 shares of common stock issued to a vendor at an exercise price of $2.50 per share. One of these warrants

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to purchase 5,000 shares expires on November 10, 2004 and the remaining warrants expire upon the closing of an initial public offering. The fair value of the warrants was determined using the Black-Scholes option-pricing model.

Restricted Stock

          In 1999, the Company issued 6,388,910 shares of common stock to the founders of the Company at $0.001 per share, which represents the fair value on the date of issuance. The shares vested 25% upon the closing of the Series A mandatorily redeemable convertible preferred stock offering in May 1999, and the remainder vested monthly over 36 months beginning in June of 1999 until May of 2002. If employment was terminated the Company could repurchase unvested shares at cost. During 2001, the Company repurchased 536,843 unvested shares of restricted common stock for approximately $1,000 from a founder in connection with his termination.

          As of December 31, 2002 and 2003, all 5,852,067 shares were fully vested.

Change in Control

          During 2001, the Board of Directors approved a Management Change of Control Incentive Plan whereby under certain circumstances key employees would receive up to a total of 10% of the net proceeds received upon an asset transfer or acquisition, reduced by amounts received for common stock interests. The Management Change of Control Incentive Plan terminates upon the closing of this offering.

Note 9.     Employee Benefit Plan

          The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a matching contribution of $0.50 for every $1.00 contributed by the employee up to 2% of each employee’s salary. Such contributions were approximately $62,000, $67,000 and $97,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 10.     Income Taxes

          The (benefit) provision for income taxes consists of the following (in thousands):

	Year Ended December 31,

	2001	2002	2003

Current income tax expense	$—	$—	$254
Deferred income tax benefit:
U.S. Federal benefit			(690)
Benefit of net operating loss carryforwards			4,438
Adjustment to beginning of year valuation allowance	—	—	(19,702)

Total income tax expense (benefit)	$—	$—	$(15,700)

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

	Year Ended December 31,

	2001	2002	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
Change in valuation allowance	(35.9)	(35.2)	(173.8)
Other	0.9	0.2	0.2

Effective tax rate	—%	—%	(138.6)%

          Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets are as follows (in thousands):

	December 31,

	2002	2003

Deferred tax assets:
Current:
Net operating loss carryforwards	$4,438	$4,500
Deferred rent	7	456
Reserves and allowances	262	344
Noncurrent:
Net operating loss carryforwards	13,182	8,682
Excess of book over tax depreciation	1,393	1,363
Other	420	609

Gross deferred tax assets	19,702	15,954
Valuation allowance	(19,702)	—

Net deferred tax assets	$—	$15,954

          During 2003, the Company recorded a reduction in the valuation allowance of $19.7 million, primarily due to the Company realizing net income in 2002 and 2003. The Company believes that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

          At December 31, 2003 the Company had net operating loss carryforwards for federal income tax purposes of $37.7 million that expire between 2019 and 2021. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses may be limited in certain circumstances.

      The valuation allowance activity is as follows:

	Beginning			Ending
	balance	Additions	Deductions	balance

Year Ended December 31, 2001	$17,632	$2,644	—	$20,276

Year Ended December 31, 2002	$20,276	—	$(574)	$19,702

Year Ended December 31, 2003	$19,702	—	$(19,702)	—

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.     Income (Loss) Per Share

          Basic net income (loss) per share is based on the weighted average number of common shares outstanding. Diluted net income (loss) per share is based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options, warrants and mandatorily redeemable convertible preferred stock except when the effect of their inclusion would be antidilutive.

          The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended December 31,

	2001	2002	2003

Net income (loss)	$(7,360)	$1,627	$27,030

Weighted average common shares outstanding	7,538	8,341	9,669

Basic net income (loss) per share	$(0.98)	$0.20	$2.80

Dilutive effect of stock options and warrants	—	114	3,962
Dilutive effect of mandatorily redeemable convertible preferred stock	—	26,947	27,213

Common stock and common stock equivalents	7,538	35,402	40,844

Diluted net income (loss) per share	$(0.98)	$0.05	$0.66

          The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive (in thousands):

	Year Ended December 31,

	2001	2002	2003

Unvested common stock	1,441	—	—
Mandatorily redeemable convertible preferred stock	21,450	—	—
Options	1,338	1,916	215
Preferred stock warrants	367	367	7
Common stock warrants	17	25	—

	24,613	2,308	222

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The shares used in calculating the pro forma net income per share assume the conversion of the following mandatorily redeemable convertible preferred shares and warrants outstanding (in thousands, except per share data):

Year Ended
December 31, 2003

(Unaudited)
Net income	$27,030

Weighted average common shares outstanding	9,669
Plus conversion of mandatorily redeemable convertible preferred stock	27,301
Plus common shares from warrants exercised	15

Total weighted average shares outstanding used in computing pro forma net income per share	36,985

Dilutive effect of stock options, warrants	3,960

Total common stock and common stock equivalents	40,945
Pro forma basic net income per share	$0.73
Pro forma diluted net income per share	$0.66

Note 12.     Restructuring Costs

          In 2001, the Company recorded a restructuring charge of $1,017,000 related to the loss on facilities we no longer occupied and the write-off of leasehold improvements at these facilities. In 2002, the Company recorded an additional restructuring charge of $400,000 reflecting a decrease in estimated sublease income at one of these facilities. During 2003, the Company negotiated the termination of one the leases and reversed $87,000 of the restructuring charge previously recorded. A summary of activity related to the restructuring charge for December 31, 2001, 2002 and 2003 is as follows (in thousands):

	Lease	Asset
	obligations	write-offs	Total

Initial restructuring charge	$831	$186	$1,017
Cash paid	(244)	—	(244)
Non-cash charges	—	(186)	(186)

Restructuring accrual at December 31, 2001	587	—	587
Changes in estimates	400	—	400
Cash paid	(395)	—	(395)

Restructuring accrual at December 31, 2002	592	—	592
Changes in estimates	(87)		(87)
Cash paid	(472)	—	(472)

Restructuring accrual at December 31, 2003	$33	$—	$33

          The remaining liability at December 31, 2003 is due in 2004.

BLUE NILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.     Subsequent Events

          On March 9, 2004, the Company’s Board of Directors passed the following resolutions:

•	To authorize the officers of the Company to undertake a firm commitment underwritten public offering of shares of the Company’s common stock;

•	To adopt the 2004 Equity Incentive Plan and reserve 6,400,000 shares thereunder, subject to stockholder approval;

•	To adopt the 2004 Non-Officer Stock Option Plan and reserve 1,000,000 shares thereunder, subject to stockholder approval;

•	To adopt the 2004 Employee Stock Purchase Plan and reserve 2,500,000 shares thereunder, subject to stockholder approval;

•	To terminate the 1999 Equity Incentive Plan upon the effective date of the Company’s initial public offering; and

•	To amend and restate the Company’s certificate of incorporation to authorize 300,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock, subject to stockholder approval.

[Inside back cover artwork: picture of diamond ring and “Blue Nile” and

Blue Nile logo on bottom of page]

               Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

Thomas Weisel Partners LLC

          , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

          The following table sets forth all expenses payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Amount to be
Paid

Registration fee	$9,503
NASD filing fee	$8,000
Nasdaq Stock Market Listing Application fee	$
Blue sky qualification fees and expenses	$
Printing and engraving expenses
Legal fees and expenses	$
Accounting fees and expenses
Transfer agent and registrar fees	$
Miscellaneous
Total	$

Item 14.     Indemnification of Officers and Directors

          Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

          Our restated certificate of incorporation and amended and restated bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

          At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

          We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.     Recent Sales of Unregistered Securities

          Since January 1, 2001, we have issued and sold the following unregistered securities:

(1) We granted stock options to employees, consultants and directors under its 1999 Equity Incentive Plan covering an aggregate of 6,255,276 shares of our common stock, at a weighted average exercise price of $0.71 per share. Of these, options covering an aggregate of 275,440 were canceled without being exercised. During the same period, we sold an aggregate of 2,562,512 shares of our common stock to employees, consultants and directors for cash consideration in the aggregate amount of $281,966.35 upon the exercise of stock options granted under the 1999 plan.

(2) In June and July 2001, we sold an aggregate of 8,834,013 shares of Series E convertible preferred stock, convertible into the same number of shares of common stock, at $0.7635 per share for an aggregate sale price of $6,744,769 to 14 investors.

(3) In June 2001, in connection with a loan agreement, we issued a purchase option, which has since expired, allowing for the purchase of 315,789 shares of Series E convertible preferred stock to an accredited investor. The purchase option had an exercise price of $0.7635 per share and expired unexercised in September 2003.

(4) In January 2002, in connection with a supplier agreement, we issued a warrant exercisable into 35,000 shares of common stock to an vendor. The warrant, which had an exercise price of $0.10 per share, was exercised in April 2002. We issued 35,000 shares of common stock to a vendor upon the exercise of the warrant.

(5) In April 2003, in connection with an amended noncompetition agreement, we issued 353,635 shares of Series E convertible preferred stock to one of our affiliates. The shares were issued in consideration for cash payments that were due under the original noncompetition agreement.

          The issuances described in paragraph (1) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

          We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (2), (3), (4) and (5) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules

          (A) Exhibits:

Exhibit
Number		Description of Document

1.1*	—	Form of Underwriting Agreement.
3.1	—	Amended and Restated Certificate of Incorporation to be filed on closing of the offering made hereby.
3.2	—	Amended and Restated Bylaws to be filed on closing of the offering made hereby.
4.1	—	Reference is made to Exhibits 3.1 and 3.2.
4.2*	—	Specimen Stock Certificate.
4.3	—	Amended and Restated Investor Rights Agreement dated June 29, 2001 by and between the registrant and certain holders of the registrant’s preferred stock.
5.1*	—	Opinion of Cooley Godward LLP.
10.1.1	—	Blue Nile, Inc. Amended and Restated 1999 Equity Incentive Plan.
10.1.2	—	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 1999 Equity Incentive Plan.
10.2.1	—	Blue Nile, Inc. 2004 Non-Employee Directors’ Stock Purchase Plan.
10.2.2	—	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 2004 Non-Employee Directors’ Stock Purchase Plan.
10.3	—	Blue Nile, Inc. 2004 Employee Stock Purchase Plan.
10.4.1	—	Blue Nile, Inc. 2004 Equity Incentive Plan.
10.4.2	—	Form of Stock Option Agreement pursuant to 2004 Equity Incentive Plan.
10.5.1*	—	Sublease Agreement, dated May 22, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.5.2*	—	First Amendment to Sublease Agreement, dated July 3, 2003, between Amazon.com Holdings, Inc. and the registrant.
10.6.1*	—	Lease, dated June 28, 2001, between Gull Industries, Inc. and the registrant.
10.6.2*	—	First Amendment to Lease, dated December 11, 2002 between Gull Industries, Inc. and the registrant
10.6.3*	—	Second Amendment to Lease, dated November 15, 2003, between Gull Industries, Inc. and the registrant.
10.7	—	Offer Letter with Diane M. Irvine, dated December 1, 1999.
10.8	—	Offer Letter with Robert L. Paquin, dated September 7, 1999.
10.9	—	Offer Letter with Dwight Gaston, dated May 14, 1999.
10.10	—	Offer Letter with Susan S. Bell, dated August 22, 2001.
10.11	—	Offer Letter with Darrell Cavens, dated July 30, 1999.
10.12	—	Offer Letter with Barbara Rybka, dated January 20, 2004.
16.1	—	Letter from KPMG LLP
21.1	—	Subsidiaries of the Registrant.
23.1	—	Consent of PricewaterhouseCoopers LLC.
23.2	—	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	—	Power of Attorney. Reference is made to the signature page.

* To be filed by amendment.

Item 17.	Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act each, post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 11, 2004.

By:	/s/ MARK C. VADON

Mark C. Vadon
President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark C. Vadon and Diane M. Irvine and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK C. VADON Mark C. Vadon	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 11, 2004

/s/ DIANE M. IRVINE Diane M. Irvine	Chief Financial Officer, (Principal Financial and Accounting Officer)	March 11, 2004

/s/ JOSEPH JIMENEZ Joseph Jimenez	Director	March 11, 2004

/s/ JOANNA A. STROBER Joanna A. Strober	Director	March 11, 2004

/s/ AUGUSTUS O. TAI Augustus O. Tai	Director	March 11, 2004

/s/ MARY ALICE TAYLOR Mary Alice Taylor	Director	March 11, 2004

EXHIBIT INDEX

Exhibit
Number			Description of Document

1	.1*	—	Form of Underwriting Agreement.
3.1		—	Amended and Restated Certificate of Incorporation to be filed on closing of the offering made hereby.
3.2		—	Amended and Restated Bylaws to be filed on closing of the offering made hereby.
4.1		—	Reference is made to Exhibits 3.1 and 3.2.
4	.2*	—	Specimen Stock Certificate.
4.3		—	Amended and Restated Investor Rights Agreement dated June 29, 2001 by and between the registrant and certain holders of the registrant’s preferred stock.
5	.1*	—	Opinion of Cooley Godward LLP.
10	.1.1	—	Blue Nile, Inc. Amended and Restated 1999 Equity Incentive Plan.
10	.1.2	—	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 1999 Equity Incentive Plan.
10	.2.1	—	Blue Nile, Inc. 2004 Non-Employee Directors’ Stock Purchase Plan.
10	.2.2	—	Form of Stock Option Agreement pursuant to the Blue Nile, Inc. 2004 Non-Employee Directors’ Stock Purchase Plan.
10.3		—	Blue Nile, Inc. 2004 Employee Stock Purchase Plan.
10	.4.1	—	Blue Nile, Inc. 2004 Equity Incentive Plan.
10	.4.2	—	Form of Stock Option Agreement pursuant to 2004 Equity Incentive Plan.
10	.5.1*	—	Sublease Agreement, dated May 22, 2003, between Amazon.com Holdings, Inc. and the registrant.
10	.5.2*	—	First Amendment to Sublease Agreement, dated July 3, 2003, between Amazon.com Holdings, Inc. and the registrant.
10	.6.1*	—	Lease, dated June 28, 2001, between Gull Industries, Inc. and the registrant.
10	.6.2*	—	First Amendment to Lease, dated December 11, 2002 between Gull Industries, Inc. and the registrant
10	.6.3*	—	Second Amendment to Lease, dated November 15, 2003, between Gull Industries, Inc. and the registrant.
10.7		—	Offer Letter with Diane M. Irvine, dated December 1, 1999.
10.8		—	Offer Letter with Robert L. Paquin, dated September 7, 1999.
10.9		—	Offer Letter with Dwight Gaston, dated May 14, 1999.
10.10		—	Offer Letter with Susan S. Bell, dated August 22, 2001.
10.11		—	Offer Letter with Darrell Cavens, dated July 30, 1999.
10.12		—	Offer Letter with Barbara Rybka, dated January 20, 2004.
16.1		—	Letter from KPMG LLP
21.1		—	Subsidiaries of the Registrant.
23.1		—	Consent of PricewaterhouseCoopers LLC.
23.2		—	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1		—	Power of Attorney. Reference is made to the signature page.

* To be filed by amendment.